   As filed with the Securities and Exchange Commission on October   , 1996

                                                   Registration No. 333-
 ____________________________________________________________________________


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               -----------------

                                   FORM S-6
                         Registration Statement Under
                          THE SECURITIES ACT OF 1933

                               -----------------

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S
                             (Exact name of trust)

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY
                              (Name of depositor)

                              JOHN HANCOCK PLACE
                          BOSTON, MASSACHUSETTS 02117
         (Complete address of depositor's principal executive offices)

                               -----------------

                            SANDRA M. DADALT, ESQ.
                  JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY
                       JOHN HANCOCK PLACE, BOSTON, 02117
               (Name and complete address of agent for service)

                               -----------------

                                   Copy to:
                           THOMAS C. LAUERMAN, ESQ.
                        Freedman, Levy, Kroll & Simonds
                         1050 Connecticut Avenue, N.W.
                            Washington, D.C.  20036

                               -----------------


Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

An indefinite amount of the Registrant's securities has been registered pursuant to a declaration under Rule 24f-2, under the Investment Company Act of 1940, set out in a previously filed Form S-6 Registration Statement of Registrant and Registrant's Depositor (File No. 33-64366). Registrant filed its Rule 24f-2 Notice for the December 31, 1995 fiscal year on February 22, 1996.

Title and amount of securities being registered: interests under flexible premium variable life policies.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             CROSS-REFERENCE TABLE

Form N-8B-2 Item                   Caption in Prospectus
----------------                   ---------------------

1, 2                               Cover, The Account and The Series
                                   Funds, JHVLICO and John Hancock

3                                  Inapplicable

4                                  Cover, Distribution of Policies

5, 6                               The Account and The Series Funds

7, 8, 9                            Inapplicable

10(a),(b),(c),(d),(e)              Policy Provisions and Benefits

10(f)                              Voting Privileges

10(g),(h)                          Changes that JHVLICO
                                   Can Make

10(i)                              Appendix--Other Policy
                                   Provisions, The Account and
                                   The Series Funds

11, 12                             Summary, The Account and The Series
                                   Funds, Distribution of Policies

13                                 Summary, Charges and Expenses,
                                   Appendix--Illustration of Death
                                   Benefits, Surrender Values
                                   and Accumulated Premiums

14, 15                             Summary, Distribution of
                                   Policies, Premiums

16                                 The Account and The Series Funds

17                                 Summary, Policy
                                   Provisions and Benefits

18                                 The Account and The Series Funds,
                                   Tax Considerations

19                                 Reports

20                                 Changes that JHVLICO Can Make

21                                 Policy Provisions and Benefits

22                                 Policy Provisions and Benefits

23                                 Distribution of Policies

24                                 Not Applicable

25                                 JHVLICO and John Hancock

26                                 Not Applicable

27,28,29,30                        JHVLICO and John Hancock, Board
                                   of Directors and Executive
                                   Officers of JHVLICO

31,32,33,34                        Not Applicable

35                                 JHVLICO and John Hancock

37                                 Not Applicable

38,39,40,41(a)                     Distribution of Policies,
                                   JHVLICO and John Hancock,
                                   Charges and Expenses

42, 43                             Not Applicable

44                                 The Account and The Series Funds,
                                   Policy Provisionsand Benefits
                                   Appendix--Illustration of Death
                                   Benefits, Surrender Values
                                   and Accumulated Premiums

45                                 Not Applicable

46 The Account and The Series Funds, Policy Provisions and Benefits, Appendix--Illustration of Death
                                   Benefits, Surrender Values
                                   and Accumulated Values

47, 48, 49, 50                     Not Applicable

51                                 Policy Provisions and Benefits,
                                   Appendix--Other Policy Provisions

52                                 The Account and The Series Funds,
                                   Changes that JHVLICO
                                   Can Make

53,54,55                           Not Applicable

56,57,58                           Not Applicable

59                                 Financial Statements

                                                     John Hancock Variable Life
                                              Insurance Company
                                                              (JHVLICO)
LOGO

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S

      LIFE AND ANNUITY SERVICES P.O. BOX 111 BOSTON, MASSACHUSETTS 02117

          TELEPHONE 1-800-REAL LIFE (1-800-732-5543) FAX 617-572-5410

                            PROSPECTUS MAY 1, 1996

  The flexible premium variable life policy ("Policy") described in this Prospectus can be funded, at the discretion of the Owner, by any of the variable subaccounts of John Hancock Variable Life Account S (the "Account"), by a fixed subaccount (the "Fixed Account"), or by any combination of the Fixed Account and the variable subaccounts (collectively, the "Subaccounts"). The assets of each variable Subaccount will be invested in a corresponding investment portfolio ("Portfolio") of John Hancock Variable Series Trust I, a mutual fund advised by John Hancock Mutual Life Insurance Company ("John Hancock") or of M Fund, Inc., a mutual fund advised by M Financial Investment Advisers, Inc. (collectively the "Funds"). The assets of the Fixed Account will be invested in the general account of John Hancock Variable Life Insurance Company ("JHVLICO").

  The Prospectuses for the Funds, which are attached to this Prospectus, describe the investment objectives, policies and risks of investing in the Portfolios of the Funds: Growth and Income (formerly Stock), Large Cap Growth (formerly Select Stock), Sovereign Bond (formerly Bond), Money Market, Managed, Real Estate Equity, International Equities (formerly International), Short-Term U.S. Government, Special Opportunities, Small Cap Growth, Small Cap Value, Mid Cap Growth, Mid Cap Value, International Balanced, International Opportunities, Large Cap Value, Strategic Bond and Equity Index and in the Portfolios of M Funds, Inc.: Edinburgh Overseas Equity, Turner Core Growth and Frontier Capital Appreciation. Other variable Subaccounts and Portfolios may be added in the future.

  Replacing existing insurance with a Policy described in this Prospectus may not be to your advantage.

       THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. IT IS NOT VALID UNLESS ATTACHED TO CURRENT PROSPECTUSES FOR THE FUNDS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                                                            Page
SUMMARY...................................................................    1
JHVLICO and JOHN HANCOCK..................................................    6
THE ACCOUNT AND THE SERIES FUNDS..........................................    7
  The Account.............................................................    7
  The Series Funds........................................................    7
THE FIXED ACCOUNT.........................................................   10
POLICY PROVISIONS AND BENEFITS............................................   10
  Requirements for Issuance of Policy.....................................   10
  Premiums................................................................   11
  Account Value and Surrender Value.......................................   13
  Death Benefits..........................................................   14
  Transfers Among Subaccounts.............................................   16
  Loan Provisions and Indebtedness........................................   17
  Default.................................................................   18
  Exchange Privilege......................................................   19
CHARGES AND EXPENSES......................................................   19
  Charges Deducted from Premiums..........................................   19
  Sales Charge............................................................   20
  Reduced Charges for Eligible Groups.....................................   20
  Charges Deducted from Account Value or Assets...........................   21
  Guarantee of Certain Charges............................................   23
DISTRIBUTION OF POLICIES..................................................   23
TAX CONSIDERATIONS........................................................   24
  Policy Proceeds.........................................................   24
  Charge for JHVLICO's Taxes..............................................   25
  Corporate and H.R. 10 Plans.............................................   25
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF JHVLICO......................   26
REPORTS...................................................................   26
VOTING PRIVILEGES.........................................................   27
CHANGES THAT JHVLICO CAN MAKE.............................................   27
STATE REGULATION..........................................................   28
LEGAL MATTERS.............................................................   28
REGISTRATION STATEMENT....................................................   28
EXPERTS...................................................................   28
FINANCIAL STATEMENTS......................................................   28
APPENDIX--OTHER POLICY PROVISIONS.........................................  A-1
  Settlement Provisions...................................................  A-1
  Additional Insurance Benefits...........................................  A-1
  General Provisions......................................................  A-1
APPENDIX--ILLUSTRATION OF DEATH BENEFITS, SURRENDER VALUES AND ACCUMULATED
 PREMIUMS.................................................................  A-3

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

                      INDEX OF DEFINED WORDS AND PHRASES

  Below are listed certain words and phrases used in this Prospectus, together with identification of the page on which each is defined or explained:

                                                                           Page
     Account..............................................................   7
     Account Value........................................................   1
     Additional Sum Insured...............................................  15
     Age.................................................................. A-2
     Basic Sum Insured....................................................   1
     DAC Tax..............................................................  19
     Death Benefit........................................................  14
     Fixed Account........................................................  10
     Funds......................................................... Front Cover
     Grace Period.........................................................  18
     Guaranteed Minimum Death Benefit.....................................  15
     Guaranteed Minimum Death Benefit Premium.............................  11
     Home Office..........................................................   6
     Indebtedness.........................................................  17
     Investment Rule......................................................  12
     Loan Account.........................................................  17
     Minimum First Premium................................................  11
     Optional Extra Death Benefit.........................................  14
     Planned Premium......................................................  11
     Policy Anniversary................................................... A-2
     Portfolio..................................................... Front Cover
     Subaccount.................................................... Front Cover
     Total Sum Insured....................................................   5
     Surrender Value......................................................  13
     Target Premium.......................................................  20
     Valuation Date.......................................................  10
     Valuation Period.....................................................  10
     Variable Subaccounts.................................................   2
     7-Pay Limit..........................................................  12

                                    SUMMARY

WHAT IS THE VARIABLE LIFE POLICY BEING OFFERED?

  John Hancock Variable Life Insurance Company ("JHVLICO") issues variable life insurance policies. The Policies described in this Prospectus provide life insurance coverage when the insured dies. The Policies also provide for premium flexibility. JHVLICO issues other variable life insurance policies. These other policies are offered by means of other Prospectuses.

  As explained below, the death benefit and Surrender Value under the Policy may increase or decrease daily. The Policies differ from ordinary fixed-benefit life insurance in the way they work. However, the Policies are like fixed-benefit life insurance in providing lifetime protection against economic loss resulting from the death of the insured. The Policies are primarily insurance and not investments.

  The Policies work generally as follows: the Policy owner (the "Owner") periodically gives JHVLICO a premium payment. JHVLICO takes from each premium an amount for processing expenses, taxes, and sales expenses. JHVLICO then places the rest of the premium into the Subaccounts as directed by the Owner. The assets allocated to each variable Subaccount are invested in shares of the corresponding Portfolio of the Funds. The currently available Portfolios are identified on the cover of this Prospectus. The assets allocated to the Fixed Account are invested in the general account of JHVLICO. During the year, JHVLICO takes charges from each Subaccount and credits or charges each Subaccount with its respective investment performance. The insurance charge, which is deducted from the invested assets attributable to each Policy ("Account Value"), varies monthly with the then attained age of the insured and with the amount of insurance provided at the start of each month.

  The Policy provides for payment of death benefit proceeds when the insured dies. The death benefit proceeds will equal the death benefit, plus any additional benefit included by rider and then due, minus any Indebtedness. The death benefit under Option A equals the Total Sum Insured less any withdrawals that the Owner has made. The death benefit under Option B equals the Total Sum Insured plus the Policy Account Value on the date of death of the insured. The death benefit under Option M equals the Total Sum Insured, less any withdrawals by the Owner, plus any optional Extra Death Benefit. The Policy also increases the death benefit if necessary to ensure that the Policy will continue to qualify as life insurance under the Federal tax laws.

  Within limits prescribed by JHVLICO, the Owner may also elect whether to purchase the coverage as part of the "Basic Sum Insured" or as an "Additional Sum Insured". The Basic Sum Insured will not lapse during the first ten Policy years, so long as specified Guaranteed Minimum Death Benefit Premiums have been paid. The Owner may elect for this Guaranteed Minimum Death Benefit feature to extend beyond ten years. The Additional Sum Insured is subject to lapse, but has certain cost and other advantages. The Total Sum Insured equals the sum of the "Basic Sum Insured" plus the amount of any "Additional Sum Insured."

  The initial Account Value is the amount of the premium that JHVLICO credits to the Policy, after deduction of the initial charges. The Account Value increases or decreases daily depending on the investment experience of the Subaccounts to which the amounts are allocated at the direction of the Owner. JHVLICO does not guarantee a minimum amount of Account Value. Therefore, the Owner bears the investment risk for that portion of the Account Value allocated to the variable Subaccounts. The Owner may surrender a Policy at any time while the insured is living. The Surrender Value is the Account Value less any Indebtedness. At issue, the Owner may elect to purchase an Enhanced Cash Value Rider which will provide a benefit payable in addition to the Surrender Value if the Policy is surrendered in the first nine Policy years. The Owner may also make partial withdrawals from a Policy, subject to certain restrictions and an administrative charge.

If the Owner surrenders in the early Policy years, the amount of Surrender Value would be low (as compared with other investments without sales charges) and, consequently, the insurance protection provided prior to surrender would be costly.

  The minimum Total Sum Insured that may be bought at issue is $500,000. All persons insured must meet specified age limits and certain health and other criteria called "underwriting standards." The smoking status of the insured is generally reflected in the insurance charges made. Policies issued under certain circumstances will not directly reflect the sex of the insured in either the premium rates or the charges and values under the Policy.

WHAT IS THE AMOUNT OF THE PREMIUMS?

  Premiums are flexible, and the Owner may choose the amount and frequency of premium payments, so long as each premium payment is at least $100 and meets certain other requirements.

  The minimum amount of premium required at the time of Policy issue is determined by JHVLICO based on the characteristics of the insured, the Policy's Basic Sum Insured at issue, and the Policy options selected by the Owner. Unless the Guaranteed Minimum Death Benefit is in effect, if the Policy Account Value at the beginning of any Policy month is insufficient to pay the monthly Policy charges then due, JHVLICO will estimate the amount of additional premiums necessary to keep the Policy in force for three months. The Owner will have a 61 day grace period to pay at least that amount or the Policy will lapse.

  At the time of Policy issue, the Owner may designate the amount and frequency of Planned Premium payments. The Owner may pay premiums other than the Planned Premium payments, subject to certain limitations.

  The Policy has a Guaranteed Minimum Death Benefit provision which guarantees that the Basic Sum Insured will not lapse during the first ten Policy years if prescribed amounts of premiums have been paid, based on the characteristics of the insured and the amount of the Basic Sum Insured at issue. The Owner may at the time of application for the Policy elect that this feature be extended beyond the first ten Policy years at an additional charge.

WHAT IS JOHN HANCOCK VARIABLE LIFE ACCOUNT S?

  The Account is a separate investment account of JHVLICO, operated as a unit investment trust, which supports benefits payable under the Policies. There are currently twelve variable Subaccounts within the Account. Each is invested in a corresponding Portfolio of John Hancock Variable Series Trust I or of M Fund, Inc., each of which is a "series" type of mutual fund. The Portfolios of the Funds which are currently available are Growth and Income, Large Cap Growth, Sovereign Bond, Money Market, Managed, Real Estate Equity, International Equities, Short-Term U.S. Government, Special Opportunities, Small Cap Growth, Small Cap Value, Mid Cap Growth, Mid Cap Value, International Balanced, International Opportunities, Large Cap Value, Strategic Bond, Equity Index, Edinburgh Overseas Equity, Turner Core Growth and Frontier Capital Appreciation.

  John Hancock receives a fee from John Hancock Variable Series Trust I for providing investment management services with respect to the Growth and Income, Sovereign Bond and Money Market Portfolios at an annual rate of .25% of the average daily net assets; with respect to the Large Cap Growth and Managed Portfolios, at an annual rate of .40% of the first $500 million of the average daily net assets and at lesser percentages for amounts above $500 million; with respect to the Short-Term U.S. Government Portfolio, at an annual rate of .50% of the first $250 million of the average daily net assets and at lesser percentages for amounts above $250 million; with respect to the Real Estate Equity Portfolio, at an annual rate of .60% of the first $300 million of the average daily net assets and at lesser percentages for amounts above $300 million; with respect to the International Equities Portfolio, at an annual rate of .60% of the first $250 million of the average daily net assets and at lesser percentages for amounts above $250 million; with respect to the Special Opportunities Portfolio, at an annual rate of .75% of the first $250 million of the average daily net assets and at lesser percentages for amounts above $250 million; with respect to the Equity Index Portfolio at an annual rate of 0.25% of the average daily net assets; with respect to the Large Cap Value and Small Cap Growth Portfolios at an annual rate of 0.75% of the average daily net assets; with respect to the Mid Cap Growth Portfolio at an annual rate of 0.85% for the first $100,000,000 of average daily net assets and at lesser percentages for amounts above $100,000,000; with respect to the Mid Cap Value Portfolio at an annual rate of 0.80% of the first $250,000,000 of average daily net assets and at lesser percentages for amounts above $250,000,000; with respect to the Small Cap Value Portfolio at an annual rate of 0.80% of the first $100,000,000 of average daily net assets and at lesser percentages for amounts above $100,000,000; with respect to the Strategic Bond Portfolio at an annual rate of 0.75% of the first $25,000,000 of average daily net assets and at lesser percentages for amounts above $25,000,000; with respect to the International Opportunities Portfolio at an annual rate of 1% of the first $20,000,000 of average daily net assets and at lesser percentages for amounts above $20,000,000; and for the International Balanced Portfolio at an annual rate of 0.85% of the first $100,000,000 of average daily net assets and at a lesser percentage for amounts above $100,000,000.

  M Financial Investment Advisers, Inc., receives a fee from M Fund, Inc. for providing investment management services with respect to the International Equity Portfolio at an annual rate of 1.05% of the first $10 million of the average daily net assets and at an annual rate of .90% of the next $15 million of the average daily net assets and at lesser percentages for amounts above $25 million; with respect to the Core Growth Portfolio at an annual rate of
 .45% of the average daily net assets; and with respect to the Capital Appreciation Portfolio at an annual rate of .90% of the average daily net assets.

  For a full description of the Funds, see the Prospectuses for the Funds attached to this Prospectus.

WHAT ARE THE CHARGES MADE BY JHVLICO?

  Premium Processing Charge. A 1.25% charge deducted from each premium payment.

  State Premium Tax Charge and Federal DAC Tax Charge. Charges deducted from each premium payment, currently 2.35% for state premium taxes and 1.25% as a Federal deferred acquisition cost or "DAC Tax" charge.

  Sales Charge. A charge deducted from each premium payment in the amount of 30% of premiums paid in the first Policy year up to the "target premium" and 3.5% of premiums paid during the first Policy year in excess of that target. The sales charge in subsequent Policy years generally is 10% of premiums paid up to the target premium in each of years 2 through 10; and 4% of premiums paid up to the target premium thereafter. The sales charge for premiums paid in excess of the target premium is 3.5% of such excess premiums paid in all Policy years. These sales charges are guaranteed.

  Issue Charge. A charge deducted monthly from Account Value for the first 10 Policy years in an amount set forth in the Policy per $1,000 of the Basic Sum Insured at issue. Such amount varies by age at issue. For example, this additional monthly amount for a 45 year old is 10c per $1,000 of Basic Sum Insured at issue. This charge is guaranteed not to exceed $200 per month and will be at least $5 per month.

  Administrative Charge. A charge deducted monthly from Account Value currently in an amount equal to $5 per Policy. This charge is guaranteed not to exceed $10 per Policy per month.

  Insurance Charge. A charge based upon the amount for which JHVLICO is at risk, considering the attained age and risk classification of the insured and JHVLICO's then current monthly insurance rates (never to exceed rates set forth in the Policy) deducted monthly from Account Value.

  Guaranteed Minimum Death Benefit Charge. If the Guaranteed Minimum Death Benefit option is elected beyond the first 10 Policy years, a maximum charge, starting at the beginning of the eleventh Policy year, not to exceed 3c (currently 1c) per $1,000 of the Basic Sum Insured at issue is deducted monthly from Account Value.

  Charge for Mortality and Expense Risks. A charge made daily at a maximum effective annual rate of .60% of the assets of the Account. The current charge is .35%.

  Charge for Extra Mortality Risks. An additional charge, depending upon the age of the insured and the degree of additional mortality risk, required if the insured does not qualify for the standard underwriting class. This additional charge is deducted monthly from Account Value.

  Charge for Optional Enhanced Cash Value Rider. A charge equal to 2% of the premium payment will be deducted from each premium payment received in the first Policy year up to the annual target premium. This charge is assessed in the first Policy year only.

  Charge for Other Optional Rider Benefits. An additional charge required if the Owner elects to purchase optional insurance benefits by rider (other than the Enhanced Cash Value Rider). This additional charge is deducted monthly from Account Value.

  Charge for Partial Withdrawal. A charge of $20 made against Account Value at the time of withdrawal.

  See "Charges and Expenses" for a full description of the charges under the Policy.

IS THERE A CHARGE AGAINST THE ACCOUNT FOR FEDERAL INCOME TAX?

  Currently no charge is made against any Subaccount for Federal income taxes; but if JHVLICO incurs, or expects to incur, income taxes attributable to any Subaccount or this class of Policies in future years, it reserves the right to make a charge. JHVLICO expects that it will continue to be taxed as a life insurance company. See "Charge for JHVLICO's Taxes".

WHAT IS THE RELATIONSHIP BETWEEN THE PREMIUM AND THE AMOUNT ALLOCATED TO THE SUBACCOUNTS?

  The initial net premium is allocated by JHVLICO from its general account to the Money Market Subaccount on the date of issue of the Policy. The initial net premium is the gross Minimum First Premium, plus any additional amount of premium that has been paid prior to the date of issue, less the premium processing charge, and less the charges deducted for sales expenses, state premium taxes and the Federal DAC Tax. These charges also apply to subsequent premium payments. Twenty days after the date of issue, the amount in the Money Market Subaccount is reallocated among the Subaccounts in accordance with the Owner's election. Net premiums derived from payments received after this reallocation date are allocated, generally on the date of receipt, to one or more of the Subaccounts as elected by the Owner.

HOW ARE AMOUNTS ALLOCATED TO EACH SUBACCOUNT?

  At issue and subsequently thereafter, the Owner will provide us with the rule ("Investment Rule") we will follow to invest net premiums or other amounts in any of the Subaccounts. The Owner may change the Investment Rule under which JHVLICO will allocate amounts to Subaccounts. See "Premiums-- Billing, Allocation of Premium Payments (Investment Rule)".

WHAT COMMISSIONS ARE PAID TO AGENTS?

  The Policies are sold through agents who are licensed by state authorities to sell JHVLICO's insurance policies. Commissions payable to agents are described under "Distribution of Policies". Sales expenses in any year are not equal to the deduction for sales expenses in that year. Rather, total sales expenses under the Policies are intended to be recovered over the lifetimes of the insureds covered by the Policies.

WHAT IS THE DEATH BENEFIT?

  The death benefit proceeds will equal the death benefit of the Policy, plus any additional rider benefits included and then due, minus any Indebtedness. The death benefit payable depends on the Policy's Total Sum Insured (the Total Sum Insured is the Basic Sum Insured plus the amount of any Additional Sum Insured) and the death benefit option selected by the Owner at the time the Policy is issued, as follows:

    OPTION A: The death benefit equals the Policy's current Total Sum Insured less any withdrawals of Account Value that the Owner has made.

    OPTION B: The death benefit is the Policy's current Total Sum Insured plus the Policy Account Value on the date of death of the insured, and varies in amount based on investment results.

    OPTION M: The death benefit equals the Policy's current Total Sum Insured less any withdrawals of Account Value that the Owner has made plus any Optional Extra Death Benefit.

  The death benefit of the Policy under Options A, B, or M will be increased if necessary to ensure that the Policy will continue to qualify as life insurance under the Federal tax law. See "Death Benefits" and "Tax Considerations".

  Under the Guaranteed Minimum Death Benefit provision, the Policy is guaranteed not to lapse during the first 10 Policy years, provided the amount of premiums paid, accumulated at 4% interest, minus any withdrawals, also accumulated at 4% interest, is at least equal to the Guaranteed Minimum Death Benefit Premiums, accumulated at 4% interest. For an additional charge, the Owner may elect this benefit to continue beyond the tenth Policy year.

HOW DOES THE ACCOUNT VALUE OF A POLICY VARY IN RELATION TO THE SUBACCOUNTS' INVESTMENT EXPERIENCE?

  In general, the Account Value for any day equals the Account Value for the previous day, increased by any net premium placed in the Subaccounts for the Policy, decreased by any charges made against the Account Value, and increased or decreased by the investment experience of the Subaccounts. No minimum Account Value for the Policy is guaranteed.

WHAT IS THE LOAN PROVISION AND HOW DOES A LOAN AFFECT THE DEATH BENEFIT, ACCOUNT VALUE AND SURRENDER VALUE?

  The Loan Value will be equal to (a) minus (b) minus (c) where: (a) is the Account Value, (b) is twelve times the sum of all monthly charges deducted from the Account Value for the Policy month in which the loan is obtained; and
(c) is (a) above minus (b) above multiplied by .75% in Policy years 1-20 and .25% thereafter. Interest charged on any loan will accrue and compound daily at an effective annual rate of 4.75% in the first 20 Policy years and 4.25% thereafter. Interest charged on any loans will accrue and compound daily at an effective annual rate of 4.75% in the first 20 Policy years and 4.25% thereafter. A loan plus accrued interest ("Indebtedness") may be repaid at the discretion of the Owner in whole or in part in accordance with the terms of the Policy. The Owner may obtain a Policy loan in the maximum amount of the Loan Value less any existing Indebtedness.

  While a loan is outstanding, the rate of interest credited to the Account Value because of the loan will usually be different than the net investment experience of the Subaccounts. Therefore, the Account Value, the Surrender Value and any death benefit above the current Total Sum Insured are permanently affected by any loan.

IS THERE A SHORT-TERM CANCELLATION RIGHT?

  The Owner may surrender a Policy, for any reason, by delivering or mailing it, within 10 days after receipt of the Policy by the Owner, to JHVLICO's Home Office, or to the agent or agency office through which it was delivered. Coverage under the Policy will be cancelled immediately as of the date of such mailing or delivery. Any premium paid on it will be refunded. If required by state law, the refund will equal the Account Value at the end of the Valuation Period in which the Policy is received plus all charges or deductions made against premiums plus an amount reflecting charges against the Subaccounts and the investment management fee of the Funds.

WHAT INVESTMENT TRANSFERS ARE ALLOWED AN OWNER?

  The Owner may transfer the Account Value among the variable Subaccounts or into the Fixed Account at any time. Transfers out of the Fixed Account, however, are subject to restrictions.

ARE THE BENEFITS UNDER A POLICY SUBJECT TO FEDERAL INCOME TAX?

  The benefits under Policies described in this Prospectus are expected to receive the same tax treatment under the Internal Revenue Code of 1986 as benefits under traditional fixed-benefit life insurance policies. Thus, death benefits payable under the Policies will not be included in the beneficiary's gross income. Also, the Owner is not taxed on interest and gains under the Policy unless and until values are actually received through withdrawal, surrender, or other distributions.

  Under Federal tax law, distributions from Policies on which premiums greater than a "7-pay" premium limit (as defined in the law) have been paid, will be subject to special taxation. See "Premiums--7-Pay Premium Limit" and "Policy Proceeds" for a discussion of how the "7-pay" premium limit may be exceeded under a Policy. A distribution on such a Policy (called a "modified endowment") will be taxed to the extent there is any income (gain) to the Owner and an additional penalty tax may be imposed on the taxable amount.

                           JHVLICO AND JOHN HANCOCK

  JHVLICO, a stock life insurance company chartered in 1979 under Massachusetts law, is authorized to transact a life insurance and annuity business in Massachusetts and all other states, except New York. JHVLICO began selling variable life insurance policies in 1980.

  JHVLICO is a wholly-owned subsidiary of John Hancock, a company chartered in Massachusetts in 1862. Its Home Office is at John Hancock Place, Boston, Massachusetts 02117. John Hancock's assets are over $45 billion and it has invested over $380 million in JHVLICO in connection with JHVLICO's organization and operations. It is anticipated that John Hancock will from time to time make additional capital contributions to JHVLICO to enable it to meet its reserve requirements and expenses in connection with its business, and John Hancock is committed to make additional capital contributions if necessary to ensure that JHVLICO maintains a positive net worth.

                       THE ACCOUNT AND THE SERIES FUNDS

THE ACCOUNT

  The Account, a separate account established under Massachusetts law, meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act").

  The Account's assets are the property of JHVLICO. Each Policy provides that the portion of the Account's assets equal to the reserves and other liabilities under the Policy shall not be chargeable with liabilities arising out of any other business JHVLICO may conduct. In addition to the assets attributable to variable life policies, the Account's assets include assets derived from charges made by JHVLICO. From time to time these additional assets may be transferred in cash by JHVLICO to its general account. Before making any such transfer, JHVLICO will consider any possible adverse impact the transfer might have on any Subaccount. Additional premiums are charged for Policies where the insured is classified as a substandard risk and a portion of these premiums is allocated to the Account.

  The Account is registered with the Securities and Exchange Commission (the "Commission") under the 1940 Act. Such registration does not involve supervision by the Commission of the management or policies of the Account, JHVLICO or John Hancock.

  The assets in each variable Subaccount are invested in corresponding Portfolios of the Funds, but the assets of one variable Subaccount are not necessarily legally insulated from liabilities associated with another variable Subaccount. New variable Subaccounts may be added or existing variable Subaccounts may be deleted as new Portfolios are added to or deleted from the Funds and made available to Owners.

THE SERIES FUNDS

  Each Fund is a "series" type of mutual fund registered with the Commission under the 1940 Act as an open-end diversified management investment company. Each Fund serves as the investment medium for the Account and other unit investment trust separate accounts established for other variable life insurance policies and variable annuity contracts. (See the attached Fund Prospectuses for a description of a need to monitor for possible conflicts and other consequences.) A very brief summary of the investment objectives of each Portfolio is set forth below.

  Growth and Income (formerly Stock) Portfolio. The investment objective of this Portfolio is to achieve intermediate and long-term growth of capital, with income as a secondary consideration. This objective will be pursued by investments principally in common stocks (and in securities convertible into or with rights to purchase common stocks) of companies believed by management to offer growth potential over both the intermediate and long-term.

  Large Cap Growth (formerly Select Stock) Portfolio. The investment objective of this Portfolio is to achieve above-average capital appreciation through the ownership of common stocks of companies believed by management to offer above-average capital appreciation opportunities. Current income is not an objective of the Portfolio.

  Sovereign Bond (formerly Bond) Portfolio. The investment objective of this Portfolio is to provide as high a level of long-term total rate of return as is consistent with prudent investment risk, through investment in a diversified portfolio of freely marketable debt securities. Total rate of return consists of current income, including interest and discount accruals, and capital appreciation.

  Money Market Portfolio. The investment objective of this Portfolio is to provide maximum current income consistent with capital preservation and liquidity. It seeks to achieve this objective by investing in a managed portfolio of high quality money market instruments.

  Managed Portfolio: to achieve maximum long-term total return consistent with prudent investment risk. Investments will be made in common stocks, convertibles and other fixed income securities and in money market instruments.

  Real Estate Equity Portfolio: to provide above-average income and long-term growth of capital by investment principally in equity securities of companies in the real estate and related industries.

  International Equities (formerly International) Portfolio: to achieve long-term growth of capital by investing primarily in foreign equity securities.

  Special Opportunities Portfolio: to achieve long-term capital appreciation by emphasizing investments in equity securities of issuers in various economic sectors.

  Short-Term U.S. Government Portfolio: to provide a high level of current income consistent with the maintenance of principal, through investment in a portfolio of short-term U.S. Treasury securities and U.S. Government agency securities.

  Equity Index Portfolio: to provide investment results that correspond to the total return of the U.S. market as represented by the S&P 500 utilizing common stocks that are publicly traded in the United States.

  Large Cap Value Portfolio: to provide substantial dividend income, as well as long-term capital appreciation, through investments in the common stocks of established companies believed to offer favorable prospects for increasing dividends and capital appreciation.

  Mid Cap Growth Portfolio: to provide long-term growth of capital through a non-diversified portfolio investing largely in common stocks of mid-sized companies.

  Mid Cap Value Portfolio: to provide long-term growth of capital primarily through investment in the common stocks of medium capitalization companies believed by management to sell at a discount to their intrinsic value.

  Small Cap Growth Portfolio: to provide long-term growth of capital through a diversified portfolio investing primarily in common stocks of small capitalization emerging growth companies.

  Small Cap Value Portfolio: to provide long-term growth of capital by investing in a well diversified portfolio of equity securities of small capitalization companies exhibiting value characteristics.

  Strategic Bond Portfolio: to provide a high total return consistent with moderate risk of capital and maintenance of liquidity, from a portfolio of domestic and international fixed income securities.

  International Opportunities Portfolio: to provide capital appreciation through investments in common stocks of primarily well-established, non-United States companies.

  International Balanced Portfolio: to maximize total U.S. dollar return, consisting of capital appreciation and current income, through investment in non-U.S. equity and fixed income securities.

  John Hancock acts as the investment manager for the above Portfolios, and John Hancock's indirectly owned subsidiary, Independence Investment Associates, Inc., with its principal place of business at 53 State Street, Boston, Massachusetts, provides sub-investment advice with respect to the Growth and Income, Large Cap Stock, Equity Index, Managed, Real Estate Equity and Short-Term U.S. Government Portfolios. Another indirectly owned subsidiary, John Hancock Advisers, Inc., located at 101 Huntington Avenue, Boston, Massachusetts, and its subsidiary, John Hancock Advisers International, Limited, located at 34 Dover Street, London, England, provide sub-investment advice with respect to the International Equities Portfolio, and John Hancock Advisers, Inc. does likewise with respect to the Sovereign Bond, Small Cap Growth and Special Opportunities Portfolios.

  T. Rowe Price Associates, Inc., located at 100 East Pratt St., Baltimore, MD 21202, provides sub-investment advice with respect to the Large Cap Value Portfolio and, together with its subsidiary, Rowe Price-Fleming International, Inc., also located at 100 East Pratt St., Baltimore, MD 21202, provides sub-investment advice with respect to the International Opportunities Portfolio.

  Invesco Management and Research located at 101 Federal Street, Boston, MA 02110, is the sub-investment adviser to the Small Cap Value Portfolio. Janus, with its principal place of business at 100 Filmore Street, Denver, CO 80206, is the sub-investment adviser to the Mid Cap Growth Portfolio. Neuberger and Berman Investment Management of 605 Third Avenue, New York, NY 10158, provides sub-investment advice to the Mid Cap Value Portfolio. J.P. Morgan Investment Management Inc., located at 522 Fifth Avenue, New York, NY 10036, provides investment advice with respect to the Strategic Bond Portfolio and Brinson Partners, Inc., of 209 S. LaSalle Street, Chicago, IL 60604, does likewise with respect to the International Balanced Portfolio.

  Edinburgh Overseas Equity Portfolio. Its investment objective is long-term capital appreciation with reasonable investment risk through active management and investment in common stock and common stock equivalents of foreign issuers. Current income, if any, is incidental.

  Turner Core Growth Portfolio. The investment objective of this Portfolio is to seek long-term capital appreciation through a diversified portfolio of common stocks that show strong earnings potential with reasonable market prices.

  Frontier Capital Appreciation Portfolio. This Portfolio seeks maximum capital appreciation through investment in common stock of companies of all sizes, with emphasis on stocks of small- to-medium-capitalization companies. Importance is placed on growth and price appreciation, rather than income.

  M Financial Investment Advisers, Inc., acts as the investment manager for the three Portfolios described above. Edinburgh Fund Managers PLC, North America provides sub-investment advice to the Edinburgh Overseas Equity Portfolio; Turner Investment Partners, Inc. provides sub-investment advice to the Turner Core Growth Portfolio; and Frontier Capital Management Company, Inc., provides sub-investment advice to the Frontier Capital Appreciation Portfolio.

  JHVLICO will purchase and redeem Fund shares for the Account at their net asset value without any sales or redemption charges. Shares of the Fund represent an interest in one of the Portfolios which corresponds to a variable Subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in Fund shares at their net asset value as of the dates paid.

  On each Valuation Date, shares of each Portfolio are purchased or redeemed by JHVLICO for each variable Subaccount based on, among other things, the amount of net premiums allocated to the variable Subaccount, distributions reinvested, transfers to, from and among variable Subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at the net asset value per Fund share for each Portfolio determined on that same Valuation Date. A Valuation Date is any date on which JHVLICO is open for business, the New York Stock Exchange is open for trading and on which the Fund values its shares. A Valuation Period is that period of time from the beginning of the day following a Valuation Date to the end of the next following Valuation Date.

  A full description of each Fund, its investment objectives, policies and restrictions, its charges, expenses and all other aspects of its operation is contained in the attached Prospectuses and the statement of additional information referred to therein, which should be read together with this Prospectus.

                               THE FIXED ACCOUNT

  An Owner may allocate premiums to the Fixed Account or transfer all or a part of the Account Value under a Policy to the Fixed Account. The amount so allocated or transferred will become a part of JHVLICO's general account assets. JHVLICO's general account consists of assets owned by JHVLICO other than those in the Account and in other separate accounts that have been or may be established by JHVLICO. Subject to applicable law, JHVLICO has sole discretion over the investment of assets of the general account, and Owners do not share in the investment experience of those assets. Instead, JHVLICO guarantees that the Account Value allocated to the Fixed Account will accrue interest daily at an effective annual rate of at least 4% without regard to the actual investment experience of the general account. Transfers from the Fixed Account are subject to certain limitations. See "Transfers Among Subaccounts".

  The Account Value in the Fixed Account is equal to the portion of the net premiums allocated to it, plus any amounts transferred to it and interest credited to it, minus any charges deducted from it or partial withdrawals or amounts transferred from it. JHVLICO guarantees that interest credited to the Account Value in the Fixed Account will not be less than an effective annual rate of 4%. JHVLICO may, in its sole discretion, credit higher rates although it is not obligated to do so. The Owner assumes the risk that interest credited will not exceed 4% per year. Upon request and in the annual statement, JHVLICO will inform Owners of the then-applicable rates. The rate of interest declared with respect to any amount in the Fixed Account may depend on when that amount was first allocated to the Fixed Account.

  Because of exemptive and exclusionary provisions, interests in JHVLICO's general account have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these Acts, and JHVLICO has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

                        POLICY PROVISIONS AND BENEFITS

REQUIREMENTS FOR ISSUANCE OF POLICY

  The Policy is generally available with a minimum Total Sum Insured at issue of $500,000 and a minimum Basic Sum Insured of $100,000. At the time of issue, the insured must be age 20 through 85. All persons insured must meet certain health and other criteria called "underwriting standards". The smoking status of the insured is reflected in the insurance charges made. Policies issued in certain jurisdictions or in connection with certain employee benefit plans will not directly reflect the sex of the insured in either the premium rates or the charges or values under the Policy. Accordingly, the illustrations set forth in this Prospectus may differ for such Policies. Amounts of coverage that JHVLICO will accept under the Policies may be limited by JHVLICO's underwriting and reinsurance procedures as in effect from time to time.

PREMIUMS

  Payment Flexibility. Premiums are flexible. The Owner may choose the amount and frequency of premium payments, so long as each premium payment is at least $100 and meets the other requirements described below.

  Minimum First Premium. The amount of premium required at the time of issue is determined by JHVLICO, and depends on the age, sex, smoking status, and underwriting class of the insured at issue, the Policy's Basic Sum Insured at issue, and any additional benefits selected. The Minimum First Premium must be received by JHVLICO at its Home Office before the Policy is in full force and effect. See "Death Benefits". There is no grace period for the payment of the Minimum First Premium.

  Minimum Premiums. If the Policy's Surrender Value at the beginning of any Policy month is insufficient to pay the monthly Policy charges then due, JHVLICO will notify the Owner and the Policy will enter a grace period, unless the Guaranteed Minimum Death Benefit is in effect. If premiums sufficient to pay at least three months' estimated charges are not paid by the end of the grace period, the Policy will lapse. See "Default".

  Planned Premium Schedule. At the time of issue, the Owner may designate a Planned Premium schedule for the amount and frequency of premium payments. JHVLICO will send billing statements for the amount chosen at the frequency chosen. The Owner may change the Planned Premium after issue. The Owner may also pay a premium in excess of the Planned Premium, subject to the limitations described below. At the time of Policy issuance, JHVLICO will determine whether the Planned Premium schedule will exceed the 7-Pay limit discussed below. If so, JHVLICO will not issue the Policy unless the Owner signs a form acknowledging that fact.

  Other Premium Limitations. Federal tax law requires a minimum death benefit in relation to Account Value. See "Death Benefits--Definition of Life Insurance". The death benefit of the Policy will be increased if necessary to ensure that the Policy will continue to satisfy this requirement. Also, as described under "Death Benefits--Optional Extra Death Benefit Feature," the Optional Extra Death Benefit feature may result in a death benefit under Option M that is higher than the Total Sum Insured. If the payment of a given premium will cause the Policy Account Value to increase to such an extent that an increase in death benefit is necessary to satisfy federal tax law requirements, or pursuant to the Optional Extra Death Benefit, JHVLICO has the right to not accept the excess portion of that premium payment, or to require evidence of insurability before that portion is accepted. In no event, however, will JHVLICO refuse to accept any premium necessary to maintain the Guaranteed Minimum Death Benefit in effect under a Policy.

  Whether or not the Guaranteed Minimum Death Benefit is in effect, JHVLICO also reserves the right to limit premium payments above the amount of the cumulative Guaranteed Minimum Death Benefit premiums. JHVLICO will not, however, refuse to accept any premium payment that is required to keep the Policy from lapsing.

  Guaranteed Minimum Death Benefit Premiums. A Guaranteed Minimum Death Benefit feature may apply during the first ten Policy years and, if the Owner has elected, thereafter. See "Death Benefits". The Guaranteed

Minimum Death Benefit Premiums required to maintain this benefit in force depend on the issue age, sex, smoking status, and underwriting class of the insured at issue and the Basic Sum Insured at issue. If there is no Additional Sum insured at issue, the Guaranteed Minimum Death Benefit Premium will be equal to the Policy's target premium (discussed under "Sales Charge"). If there is an Additional Sum Insured at issue, such Premium will be equal to the greater of (i) the target premium for the Policy and (ii) 50% of what the target premium would have been had the Policy been issued with the Basic Sum Insured at issue being equal to the Total Sum Insured at issue. To keep the Guaranteed Minimum Death Benefit in effect, the amount of actual premiums paid, accumulated at 4% interest, minus any withdrawals, also accumulated at 4% interest, must on each Policy anniversary be at least equal to the Guaranteed Minimum Death Benefit Premiums due to date accumulated at 4% interest. If this test is not satisfied on any Policy anniversary, JHVLICO will notify the Owner of the shortfall and a 61-day grace period will commence as of that anniversary. This notice will be mailed to the Owner's last-known address at least 31 days prior to the end of the grace period. If JHVLICO does not receive payment for the amount of the deficiency by the end of the grace period, the Guaranteed Minimum Death Benefit feature will lapse unless and until restored as described under "Default--Reinstatement".

  Billing, Allocation of Premium Payments (Investment Rule). The Owner may at any time elect to be billed by JHVLICO for an amount of premium other than the Guaranteed Minimum Death Benefit Premium. The Owner may also elect to be billed for premiums on an annual, semi-annual, quarterly or monthly basis. All premiums are payable at JHVLICO's Home Office.

  Any premium payment will be processed by JHVLICO as of the end of the Valuation Period in which it is received, unless one of the three exceptions noted below is applicable. Each premium payment will be reduced by the premium processing charge, the state premium tax charge, any applicable sales charge, and the Federal DAC Tax charge. See "Charges and Expenses". The remainder is the net premium.

  The Owner at the time of application must elect an Investment Rule which will allocate net premiums and any credits to any of the Subaccounts. The Owner must select allocation percentages in whole numbers, and the total allocated must equal 100%. The Owner may thereafter change the Investment Rule prospectively at any time. The change will be effective as to any net premiums and credits applied after receipt at JHVLICO's Home Office of notice satisfactory to JHVLICO. Notwithstanding the Investment Rule, all net premiums credited to Account Value as of a date prior to the end of the Valuation Period that includes the 20th day following the date of issue will automatically be allocated to the Money Market Subaccount. At the end of that Valuation Period, the Policy's Account Value will be reallocated automatically among the Subaccounts in accordance with the Investment Rule chosen by the Owner.

  There are three exceptions to the normal practice of processing a premium payment as of the end of the Valuation Period in which it is received:

    (1) A payment received prior to a Policy's date of issue will be processed as if received on the Valuation Date immediately preceding the date of issue.

    (2) If the Minimum First Premium is not received prior to the date of issue, each payment received thereafter will be processed as if received on the Valuation Date immediately preceding the date of issue until all of the Minimum First Premium is received.

    (3) That portion of any premium that we delay accepting as described under "Other Premium Limitations" above, or "7-Pay Premium Limit" below, will be processed as of the end of the Valuation Period in which we accept that amount.

  7-Pay Premium Limit. Federal tax law modifies the tax treatment of certain Policy distributions such as loans, surrenders, partial surrenders, and withdrawals. The application of this modified treatment to any Owner depends upon whether premiums have been paid at any time during the first 7 Policy years that exceed a "7-pay" premium limit as defined in the law. The "7-pay" premium is greater than the Guaranteed Minimum Death Benefit Premium . The 7-pay limit is the total of net level premiums that would have been payable at any time for the Policy to be fully paid-up after the payment of 7 level annual premiums. If the total premiums paid exceed the 7-pay limit, the Policy will be treated as a "modified endowment", which means that the Owner will be subject to tax to the extent of any income (gain) on any distributions made from the Policy. A material change in the Policy will result in a new 7-pay limit and test period. A reduction in the Policy's benefits within the 7-year period following issuance of, or a material change in, the Policy may also result in the application of the modified endowment treatment. See "Policy Proceeds" under "Tax Considerations". If JHVLICO receives any premium payment that will cause a Policy to become a modified endowment, the excess portion of that premium payment will not be accepted unless the Owner signs an acknowledgment of that fact. When it identifies such an excess premium, JHVLICO sends the Owner immediate notice and refunds the excess premium if it has not received notice of the acknowledgment by the time the premium payment has had a reasonable time to clear the banking system, but in no case longer than two weeks.

ACCOUNT VALUE AND SURRENDER VALUE

  Amount of Account Value. The Account Value increases or decreases depending upon a number of factors, such as the applicable Subaccount's investment experience, the proportion of the Account Value invested in each Subaccount and the interest credited to any Loan Account established upon the making of a Policy loan. In general the Account Value for any day equals the Account Value for the previous day, decreased by charges against the Account Value, increased or decreased by the investment experience of the Subaccounts and increased by net premiums received. No minimum amount of Account Value is guaranteed.

  A Policy loan will not affect the total amount of Account Value at the time the loan is made but will result in a different rate of return being credited to the Loan Account portion of the Account Value.

  Amount of Surrender Value. The Surrender Value will be the Account Value less any Indebtedness.

  When Policy May Be Surrendered. A Policy may be surrendered for its Surrender Value at any time while the insured is living and the Policy is not in a grace period. Surrender takes effect and the Surrender Value is determined as of the end of the Valuation Period in which occurs the later of receipt at JHVLICO's Home Office of a signed request or the surrendered Policy.

  Partial Withdrawal of Surrender Value. The Owner may request withdrawal of part of the Surrender Value in accordance with JHVLICO's rules then in effect. Any withdrawal must be at least $1,000 and is subject to an administrative charge of $20.

  An Owner may request a partial withdrawal of Surrender Value at any time while the insured is living, provided that the Policy is not in a grace period. This privilege, which reduces the Account Value by the amount of the withdrawal and the associated charge, may not be used to reduce the Account Value below the amount JHVLICO estimates will be required to pay three months' charges under the Policy as they fall due. The withdrawal will be effective as of the end of the Valuation Period in which JHVLICO receives written notice satisfactory to it at its Home Office.

  A withdrawal will reduce any Option A or Option M Sum Insured by the amount withdrawn. JHVLICO reserves the right to refuse any withdrawal request that would cause the Policy's Total Sum Insured to fall below $500,000.

  An amount equal to the Account Value withdrawn will be removed from each Subaccount in the same proportion as the Account Value is then allocated among the Subaccounts. A withdrawal is not a loan and, once made, cannot be repaid.

  A surrender or withdrawal may have significant tax consequences. See "Tax Considerations".

  Optional Enhanced Cash Value Rider. The Owner may elect an Enhanced Cash Value Rider to be attached to the Policy. This rider allows for the Owner to receive an Enhanced Cash Value benefit (in addition to the Surrender Value) if the Policy is surrendered within the first nine policy years. The Enhanced Cash Value benefit is set forth in the specification pages of the Policy.

  There is a charge for the rider equal to 2% of premium paid in the first Policy year up to the annual target premium. This charge is assessed in the first Policy year only.

  The Enhanced Cash Value benefit is included in the Account Value when calculating the death benefit and insurance charges associated with the Policy. The amount available for Withdrawal and the Loan Value of the policy is based on the Surrender Value, and neither will in any way be increased due to the Enhanced Cash Value Rider.

DEATH BENEFITS

  The death benefit proceeds are payable when the insured dies while the Policy is in effect. The death benefit proceeds will equal the death benefit of the Policy, plus any additional rider benefits then due, minus any Indebtedness. If the insured dies during a grace period, JHVLICO will also deduct any overdue monthly deductions.

  The death benefit payable depends on the current Total Sum Insured and the death benefit option selected by the Owner at the time the Policy is issued, as follows:

    OPTION A: The death benefit equals the current Total Sum Insured, subject to any increases described below under "Definition of Life Insurance", and reduced by the amount of any partial withdrawals that have been made over the life of the Policy.

    OPTION B: The death benefit is the current Total Sum Insured, plus the Policy Account Value at the end of the Valuation Period in which the insured dies. This death benefit is a varying amount and fluctuates with the amount of the Account Value. This death benefit is also subject to any increase described below under "Definition of Life Insurance".

    OPTION M: The death benefit is the current Total Sum Insured, subject to any increases described below under "Optional Extra Death Benefit Feature" and "Definition of Life Insurance" and reduced by the amount of any partial withdrawals that have been made over the life of the Policy.

  The Total Sum Insured is the Basic Sum Insured, plus the amount of any Additional Sum Insured (discussed below).

  Owners who prefer to have favorable investment experience reflected in increased insurance coverage should choose Option B or M. As between the two, the anticipated increase in insurance coverage is likely to occur later under Option M. Owners who prefer to have insurance coverage that generally does not vary in amount and lower cost of insurance charges should choose Option A.

  Optional Extra Death Benefit Feature. Pursuant to this feature the death benefit under Option M will be no less than the amount of the Policy Account Value multiplied by a factor specified in the Policy. The factor is based on the insured's age. The optional Extra Death Benefit feature may result in an Option M death benefit that is higher than the minimum death benefit required under Federal tax law, as described below under "Definition of Life Insurance." Although there is no special charge for the optional Extra Death Benefit, the monthly cost of insurance deductions will be based on the amount of death benefit then in effect, including any additional death benefit pursuant to this option. An election of this option must be made at the time of application for the Policy.

  Definition of Life Insurance. Federal tax law requires a minimum death benefit in relation to cash value for a policy to qualify as life insurance. The death benefit of the Policy will be increased if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current Federal tax law can be used to determine if a policy complies with the definition of life insurance in Section 7702 of the Code. The test which will apply to the Policy is chosen in the application for the Policy.

  The "guideline premium and cash value corridor" test limits the amount of premiums payable under a policy to a certain amount for an insured of a particular age and sex. The test also applies a prescribed "Corridor Factor" to determine a minimum ratio of death benefit to Account Value. A complete list of Corridor Factors is set forth in the Policy under the heading of Required Additional Death Benefit Factors. The "guideline premium and cash value corridor" test can be used with Option A and Option B policies.

  The "cash value accumulation test" also limits the amount of premiums payable under a policy to a prescribed amount, using a minimum ratio of death benefit to a policy's Account Value, employing a standard "net single premium" computed in compliance with the Code. If the Account Value under a policy is at any time greater than the net single premium at the insured's age and sex for the proposed death benefit, the death benefit will be increased automatically by multiplying the Account Value by a "Death Benefit Factor" computed in compliance with the Code. A complete list of Death Benefit Factors is set forth in the Policy under the heading of Required Additional Death Benefit Factors. The "cash value accumulation test" can be used with Option A, Option B and Option M policies.

  If the Account Value is reduced (e.g. by withdrawals, charges, or adverse investment performance) at a time when a minimum death benefit under Section 7702 is in effect, such minimum death benefit will also be reduced.

  Guaranteed Minimum Death Benefit. During the first 10 Policy years (and thereafter if the Owner elects) the Basic Sum Insured is guaranteed not to lapse, provided that the amount of premiums paid through each Policy anniversary, accumulated at 4% interest, minus any withdrawals, also accumulated at 4% interest, is at least equal to the Guaranteed Minimum Death Benefit Premiums accumulated at 4% interest. At any time when this feature is not in force, the death benefit of the Policy is not guaranteed. The election to extend the Guaranteed Minimum Death Benefit beyond ten Policy years must be made at the time of Policy issuance. The Owner may revoke the election at any time. JHVLICO imposes a charge after the tenth Policy year if the Owner elects to extend this Benefit.

  Additional Sum Insured. The Owner may apply for an amount of Additional Sum Insured under the Policy, pursuant to which an additional amount of death benefit will be paid upon the death of the insured under the Policy. Purchasers of a Policy should consider various factors in determining whether to elect coverage in the form of Basic Sum Insured or in the form of Additional Sum Insured.

  The Basic Sum Insured generally cannot be increased or decreased after issue, whereas the amount of Additional Sum Insured can be decreased, or, upon application and submission of evidence of insurability, increased subsequent to Policy issuance. JHVLICO may refuse to accept any request to reduce the Additional Sum Insured (a) that would cause the Policy's current Total Sum Insured to fall below $500,000 or (b) if immediately following the reduction, the Policy's current death benefit would reflect an increase necessary for the Policy to continue to qualify as life insurance (see "Death Benefits-- Definition of Life Insurance") or an increase pursuant to the optional Extra Death Benefit feature. Any increase or decrease in Additional Sum Insured will become effective at the beginning of the first Policy month after JHVLICO receives in good order at its Home Office all information necessary to process the change, and, in the case of an increase in coverage, approves the change.

  Any decision by the Owner to modify the amount of Additional Sum Insured coverage after issue can have significant tax consequences. See "Tax Considerations--Policy Proceeds".

  Also, the Owner may elect among several forms of Additional Sum Insured coverage at the time the Owner applies for it: a level amount of coverage; an amount of coverage that increases on each Policy anniversary up to a prescribed limit; an amount of coverage that increases on each Policy anniversary to the amount of premiums paid during prior years plus the Planned Premium for the current year, subject to certain limits; or a combination of those forms of coverage.

  The amount of target premium under a Policy is not affected by the amount of the Additional Sum Insured. Accordingly, the amount of sales charge paid by the Owner and the amount of compensation paid to the selling insurance agent may be less if coverage is included as Additional Sum Insured, rather than as Basic Sum Insured.

  The amount of any Additional Sum Insured is not included in any Guaranteed Minimum Death Benefit. Therefore, if the Policy's Account Value is insufficient to pay the monthly charges as they fall due (including the charges for the Additional Sum Insured) the Additional Sum Insured coverage will lapse, even if the Basic Sum Insured stays in effect pursuant to the Guaranteed Minimum Death Benefit feature.

  The Additional Sum Insured at issue is limited to 400% of the Basic Sum Insured. Generally, an Owner will incur lower sales charges and have more flexible coverage with respect to the Additional Sum Insured than with respect to the Basic Sum Insured. On the other hand, for Owners that wish to take advantage of the Guaranteed Mimimum Death Benefit, the proportion of the Policy's Sum Insured that is guaranteed can be increased by taking out more coverage as Basic Sum Insured at the time of Policy issue.

  Temporary Coverage Prior to Policy Delivery. If a specified amount of premium is paid with the application for a Policy, temporary term coverage may be available prior to the time that coverage under the Policy takes effect. Temporary term coverage is subject to the terms and conditions described in the application for a Policy.

TRANSFERS AMONG SUBACCOUNTS

  The Owner may reallocate the amounts held for the Policy in the Subaccounts with no charge at any time, except as noted below. The Owner may either (1) use percentages (in whole numbers) to be transferred among Subaccounts or (2) designate the dollar amount of funds to be transferred among Subaccounts. The reallocation must be such that the total in the Subaccounts after reallocation equals 100% of Account Value. Transfers out of a variable Subaccount will be effective at the end of the Valuation Period in which JHVLICO receives at its Home Office notice satisfactory to JHVLICO.

  Transfers out of the Fixed Account to the variable Subaccounts are permitted only once each Policy year and only during the 31-day period beginning on the Policy anniversary. Transfers out of the Fixed Account may be requested from 60 days before to 30 days after the Policy anniversary. If received on or before the Policy anniversary, requests for transfer out of the Fixed Account will be processed on the Policy anniversary (or the next Valuation Date if the Policy anniversary does not occur on a Valuation Date); if received after the Policy anniversary, they will be processed at the end of the Valuation Period in which JHVLICO receives the request at its Home Office. (JHVLICO reserves the right to defer such Fixed Account transfers for six months.) If an Owner requests a transfer out of the Fixed Account 61 days or more prior to the Policy anniversary, that portion of the reallocation will not be processed and the Owner's confirmation statement will not reflect a transfer out of the Fixed Account as to such request. Transfers among variable Subaccounts and transfers into the Fixed Account may be requested at any time. A maximum of 20% of Fixed Account assets or, if greater, $500 may be transferred out of the Fixed Account in any Policy year. Currently, there is no minimum amount limit on transfers out of the Fixed Account, but JHVLICO reserves the right to impose such a limit in the future.

  No transfers may be made while the Policy is in a grace period.

  Telephone Transfers and Policy Loans. Once a written authorization is completed by the Owner, the Owner may request a transfer or policy loan by telephoning 1-800-732-5543. During periods of heavy telephone usage, implementing a telephone transfer or policy loan may be difficult. If an Owner is unable to reach JHVLICO via the above number, the Owner should send a written request via fax to 1-800-621-0448. (Any requests via fax are considered telephone requests and are bound by the conditions in the Owner's signed telephone authorization form.) Any fax request should include the Owner's name, daytime telephone number, Policy number and, in the case of transfers, the names of the subaccounts from which and to which money will be transferred. The right to discontinue telephone transactions at any time without notice to Owners is specifically reserved.

  An Owner who authorizes telephone transactions will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone instructions which JHVLICO reasonably believes to be genuine, unless such loss, expense or cost is the result of JHVLICO's mistake or negligence. JHVLICO employs procedures which provide adequate safeguards against the execution of unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the Owner. If JHVLICO does not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, it may be liable for any loss due to unauthorized or fraudulent instructions.

LOAN PROVISIONS AND INDEBTEDNESS

  Loan Provisions. Loans may be made at any time a Loan Value is available, the insured is alive and the Policy is not in a grace period. The Owner may borrow money, assigning the Policy as the only security for the loan, by completion of a form satisfactory to JHVLICO or, if the telephone transaction authorization form has been completed by telephone. The Loan Value will be equal to (a) minus (b) minus (c) where: (a) is the Account Value, (b) is twelve times the sum of all monthly charges deducted from the Account Value for the Policy month in which the loan is obtained; and (c) is (a) above minus
(b) above multiplied by .75% in Policy years 1-20 and .25% thereafter. Interest charged on any loan will accrue and compound daily at an effective annual rate of 4.75% in the first 20 Policy years and 4.25% thereafter.

  The amount of any outstanding loan plus accrued interest is called the "Indebtedness". The amount of the loan available will be the Loan Value less any existing Indebtedness. A loan will not be permitted unless it is at least $1,000. A loan may be repaid in full or in part at any time before the insured's death and while the Policy is not in a grace period. When a loan is made, an amount equal to the loan proceeds will be transferred out of the Account. This amount is allocated to a portion of JHVLICO's general account called "Loan Assets". Each

Subaccount will be reduced in the same proportion as the Account Value is then allocated among the Subaccounts. Upon each loan repayment, the same proportionate amount of the entire loan as was borrowed from the Fixed Account will be repaid to the Fixed Account. The remainder of the loan repayment will be allocated to the appropriate Subaccounts as stipulated in the then current Investment Rule. For example, if the entire loan outstanding is $3000 of which $1000 was borrowed from the Fixed Account, then upon a repayment of $1500, $500 would be allocated to the Fixed Account and the remaining $1000 would be allocated to the appropriate Subaccounts as stipulated in the then current Investment Rule. If an Owner wishes any payment to constitute a loan repayment (rather than a premium payment), the Owner must so specify.

  Effect of Loan and Indebtedness. While the Indebtedness is outstanding, that portion of the Account Value that is in Loan Assets is credited with interest at a rate that is .75% less than the loan interest rate for the first 20 Policy years and .25% less than the loan interest rate for all Policy years thereafter. The rate credited to Loan Assets will usually be different than the net return for the Subaccounts. Since the Loan Assets and the remaining portion of the Account Value will generally have different rates of investment return, the Account Value, the Surrender Value, and any death benefit above the Total Sum Insured are all permanently affected by any Indebtedness, whether or not it is repaid in whole or in part. The amount of any Indebtedness is subtracted from the amount otherwise payable when the Policy proceeds become payable.

  Whenever the Indebtedness equals or exceeds the Account Value, the Policy terminates 31 days after notice has been mailed by JHVLICO to the Owner and any assignee of record at their last known address specifying the minimum amount which must be paid to keep the Policy inforce beyond that period, unless a repayment of at least the amount specified in the notice is made within that period.

  Tax Considerations. If the Policy is a modified endowment at the time a loan is made, that loan may have significant tax consequences. See "Tax Considerations".

DEFAULT

  Premium Grace Period, Default and Lapse. Unless the Guaranteed Minimum Death Benefit is in force, at the beginning of each Policy month JHVLICO determines whether the Account Value, net of any Indebtedness, is sufficient to pay all monthly charges then due under the Policy. If not, the Policy is in default and JHVLICO will notify the Owner of the amount estimated to be necessary to pay three months' deductions, and a grace period will be in effect until 61 days after the date the notice was mailed. If JHVLICO does not receive payment of at least this amount by the end of the grace period, the Policy will lapse, and any remaining amount owed to the Owner as of the date of lapse will be paid to the Owner.

  If the Guaranteed Minimum Death Benefit is in effect and the Policy provides for an Additional Sum Insured, the grace period and lapse procedures set forth in the preceding paragraph will apply only to the Additional Sum Insured. Lapse of the Additional Sum Insured can have significant tax consequences. See "Tax Considerations--Policy Proceeds". If the Guaranteed Minimum Death Benefit has been in effect and lapses at the end of a grace period (as described in "Premiums--Guaranteed Minimum Death Benefit Premiums"), the usual default, grace period and lapse procedures described in the preceding paragraph will be applied commencing with the first day of the first Policy month following the lapse of the Guaranteed Minimum Death Benefit.

  The insurance under the Policy continues in full force during any grace period but, if the insured dies during the grace period, the amount in default is deducted from the death benefit otherwise payable.

  Written notice will be furnished to the Owner at his or her last known address, at least 31 days prior to the end of any grace period, specifying the minimum amount which must be paid to continue the Policy in force on a premium paying basis after the end of the grace period.

  Reinstatement. A lapsed Policy (or a lapsed Additional Sum Insured, if the Basic Sum Insured remains in force or is reinstated) or the Guaranteed Minimum Death Benefit may be reinstated in accordance with the Policy's terms. Evidence of insurability satisfactory to JHVLICO will be required (except as to a request to restore the Guaranteed Minimum Death Benefit within 1 year after the beginning of its grace period) and payment of the required premium and charges. The request must be received at JHVLICO's Home Office within 1 year after the beginning of the grace period (or 5 years if the request relates only to the Guaranteed Minimum Death Benefit). JHVLICO reserves the right to refuse Guaranteed Minimum Death Benefit restorations after the first restoration. A reinstatement of the Basic Sum Insured or the Additional Sum Insured may be deemed as a material change for Federal income tax purposes. See "Premiums--7-Pay Premium Limit" and "Tax Considerations".

EXCHANGE PRIVILEGE

  The Owner may transfer the entire Account Value under the Policy to the Fixed Account at any time, creating a non-variable policy. The exchange will be effective at the end of the Valuation Period in which JHVLICO receives at its Home Office notice of the transfer satisfactory to JHVLICO.

                               ----------------

  The foregoing description of Policy provisions is qualified by reference to the specimen Policy which has been filed as an exhibit to the Registration Statement.

                             CHARGES AND EXPENSES

CHARGES DEDUCTED FROM PREMIUMS

  In addition to the sales charge (see "Sales Charge" below), the following charges are deducted from premiums:

  Premium Processing Charge. 1.25% of each premium payment will be deducted from each premium payment for collection and Policy processing costs.

  State Premium Tax Charge. A charge currently equal to 2.35% of each premium payment will be deducted from each premium payment. Premium taxes vary from state to state, ranging from zero to 4% currently. A charge of 2.35% is made, regardless of the premium tax imposed by any state. The 2.35% rate is the average rate currently expected to be paid on premiums received in all states over the lifetimes of the insureds covered by the Policies. JHVLICO will not increase this charge under outstanding Policies, but reserves the right to change this charge for Policies not yet issued in order to correspond with changes in the state premium tax levels.

  Federal DAC Tax Charge. A charge currently equal to 1.25% of each premium payment will be deducted from each premium payment to cover the estimated cost to JHVLICO of the Federal income tax treatment of the Policies' deferred acquisition costs--commonly referred to as the "DAC Tax".

  Charge for Optional Enhanced Cash Value Rider. A charge equal to 2% of the premium payment will be deducted from each premium payment received in the first Policy year up to the annual target premium. This charge is assessed in the first Policy year only.

SALES CHARGE

  A charge is made to compensate JHVLICO for the cost of selling the Policy. This cost includes agents' commissions, commission overrides, advertising, and the printing of Prospectuses and sales literature. The amount of the charge in any Policy year cannot be specifically related to sales expenses for that year. JHVLICO expects to recover its total sales expenses over the period the Policies are in effect. To the extent that sales charges are insufficient to cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the charge for mortality and expense risks and other gains with respect to the Policies, or from JHVLICO's general assets. See "Distribution of Policies".

  The sales charge in the first Policy year is equal to 30% of premiums paid up to one "target premium" and 3.5% of all premiums in excess of the target premium in that year. The target premium is established at issue and is the amount of the level premium that would be necessary to support a whole life insurance policy in the amount of the Basic Sum Insured at the maximum guaranteed cost of insurance rates, assuming deductions or charges for the other policy expenses at the maximum level guaranteed under the Policy and a net interest rate of 5%. Target premiums will vary based on the issue age, sex, smoking status and underwriting class of the insured.

  The sales charge for premiums paid up to one target premium in subsequent Policy years is 10% in years 2 through 10 and 4% thereafter. The sales charge for premiums paid in excess of the target premium is 3.5% in all Policy years. These sales charges are guaranteed.

  An Owner may structure the timing and amount of premium payments to minimize the sales charges deducted from premium payments, although doing so involves certain risks. Paying less than one target premium in the first Policy year or paying more than one target premium in any Policy year could reduce the Owner's total sales charges over time. For example, an Owner, paying ten target premiums of $10,000 each, would pay total sales charges of $12,000 if he paid $10,000 in each of the first ten Policy years, but only $8,750 if he paid $20,000 (i.e., two times the target premium amount) in every other Policy year up to the ninth Policy year. However, delaying the payment of target premiums to later Policy years could increase the risk that the Guaranteed Minimum Death Benefit will lapse and that the Account Value will be insufficient to pay monthly Policy charges as they come due. As a result, the Policy or any Additional Sum Insured may lapse and eventually terminate. See "Default". Conversely, accelerating the payment of target premiums to earlier Policy years could cause aggregate premiums paid to exceed the Policy's 7-pay premium limit and, as a result, cause the Policy to become a modified endowment, with adverse tax consequences to the Owner upon receipt of Policy distributions. See "Premiums--7-Pay Premium Limit".

REDUCED CHARGES FOR ELIGIBLE GROUPS

  The sales charge and issue charge (described below) otherwise applicable may be reduced with respect to Policies issued to a class of associated individuals or to a trustee, employer or similar entity where JHVLICO anticipates that the sales to the members of the class will result in lower than normal sales or administrative expenses. The charge for mortality and expense risks (described below) otherwise applicable may be reduced with respect to Policies issued to a trustee, employer or similar entity where JHVLICO anticipates that, because of the nature of the group on whose behalf the Policies are purchased, there will be a lower than normal risk of the mortality and expense charge not being sufficient to cover actual mortality and expense costs. These reductions will be made in accordance with JHVLICO's rules in effect at the time of the application for a Policy. The factors considered by JHVLICO in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated persistency of the policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums to be paid by or for the class of associated individuals; and any other such circumstances which justify a reduction in sales or administrative charges or mortality and expense risk charges. Any reduction will be reasonable and will apply uniformly to all prospective Policy purchasers in the class and will not be unfairly discriminatory to the interests of any Policy Owner.

CHARGES DEDUCTED FROM ACCOUNT VALUE OR ASSETS

  The following charges are deducted from Account Value or assets:

  Issue Charge. Each month for the first 10 Policy years, JHVLICO will deduct from Account Value an issue charge as set forth in the Policy per $1,000 of Basic Sum Insured at issue. The charge varies by age at issue. For example, this additional monthly amount for a 45 year old is 10c per $1,000 of Basic Sum Insured at issue. This charge is guaranteed not to exceed $200 per month and will be at least $5 per month.

  The issue charge is to compensate JHVLICO for expenses incurred in connection with the issuance of the Policy, other than sales expenses. Such expenses include medical examinations, insurance underwriting costs and costs incurred in processing applications and establishing permanent Policy records.

  Administrative Charge. JHVLICO will deduct from Account Value a monthly charge not to exceed $10 per Policy. The current monthly charge is $5 per Policy.

  This charge is to compensate JHVLICO for administrative expenses, including recordkeeping, processing death claims and surrenders, making Policy changes, reporting and other communications to Owners and other similar expense and overhead costs.

  Insurance Charge. The insurance charge deducted monthly from Account Value is based on the attained age of the insured and the amount at risk. The amount at risk is the difference between the current death benefit and the Account Value (after reflecting all charges against Account Value). The amount at risk would also be affected if the Owner purchases the Enhanced Cash Value Rider. See "Optional Enhanced Cash Value Rider" in the Section entitled "Account Value and Surrender Value". The amount of the insurance charge is determined by multiplying JHVLICO's then current monthly rate for insurance by the amount at risk.

  Current monthly rates for insurance are based on the sex, age, smoking status and underwriting class of the insureds and the length of time the Policy has been in effect. JHVLICO will review these rates at least every 5 years, and may change these rates from time to time based on JHVLICO's expectations of future experience. However, these rates will never be more than the guaranteed maximum rates based on the 1980 Commissioners' Standard Ordinary Mortality Tables, as set forth in the Policy.

  Lower current insurance rates are offered at most ages for insureds who qualify for the standard underwriting class and whose applications are fully underwritten, i.e. subject to evidence of insurability on the part of the insured, a process which may involve a medical examination. On the other hand, higher current insurance rates are generally applicable if the Policies are issued on a guaranteed issue basis, where evidence of insurability is not required.

  Policies issued to trustees, employers and similar entities are often issued on a guaranteed issue basis. Because only limited underwriting information is obtained in this alternative underwriting procedure, Policies in this class may present additional mortality expense to JHVLICO relative to Policies which are fully underwritten. This additional insurance risk is generally reflected in higher insurance rates, nevertheless guaranteed not to exceed the 1980 Commissioners' Standard Ordinary Mortality Tables.

  Guaranteed Minimum Death Benefit Charge. There is no charge for any Guaranteed Minimum Death Benefit during the first 10 Policy years. If the Guaranteed Minimum Death Benefit option is elected for a period beyond the first 10 Policy years, JHVLICO deducts a charge from Account Value beginning in the eleventh Policy year. The maximum monthly charge is 3c per $1000 of the Basic Sum Insured at issue and the current monthly charge is 1c per $1,000 of the Basic Sum Insured at issue. If the Guaranteed Minimum Death Benefit lapses due to failure to pay sufficient premiums, the charge will be discontinued. Because the Policies were first offered only in 1997, no Guaranteed Minimum Death Benefit charge is yet applicable to any Policy at the current rate.

  Charge for Mortality and Expense Risks. A daily charge is made for mortality and expense risks assumed by JHVLICO at a maximum effective annual rate of
 .60% of the value of the Account's assets attributable to the Policies. The current charge is at an effective annual rate of .35%. This charge begins when amounts under a Policy are first allocated to the Account. The mortality risk assumed is that insureds may live for a shorter period of time than estimated and, therefore, a greater amount of death benefit than expected will be payable in relation to the amount of premiums received. The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than estimated. JHVLICO will realize a gain from this charge to the extent it is not needed to provide for benefits and expenses under the Policies.

  Charges for Extra Mortality Risks. An insured who does not qualify for the standard underwriting class must pay an additional charge because of the extra mortality risk. The level of the charge depends upon the age of the insured and the degree of extra mortality risk. This additional charge is deducted monthly from Account Value.

  Charges for Other Optional Rider Benefits. An additional charge must be paid if the Owner elects to purchase an optional insurance benefit by Policy rider (other than the Enhanced Cash Value Rider). This additional charge is deducted monthly from Account Value.

  Charges for Taxes. Currently no charge is made against Account Value for JHVLICO's Federal income taxes but if JHVLICO incurs, or expects to incur, income taxes attributable to the Account or this class of Policies in future years, it reserves the right to make a charge, and any charge would affect what the Subaccounts earn. Charges for other taxes, if any, attributable to the Subaccounts may also be made.

  Charge for Partial Withdrawal. JHVLICO will deduct a charge in the amount of $20 on a partial withdrawal of Surrender Value, as described under "Account Value and Surrender Value". The charge will be deducted from Account Value. The charge is to compensate JHVLICO for the administrative expenses of effecting the withdrawal.

  Fund Investment Management Fee. The Account purchases shares of the Funds at net asset value, a value which reflects the deduction from the assets of each Fund of its investment management fee, which is described briefly in the Summary of this Prospectus, and of certain non-advisory operating expenses. For a full description of these deductions, see the attached Prospectuses for the Funds.

  The monthly deductions from Account Value described above are deducted on the date of issue and on the first day of each Policy month thereafter. These deductions are made from the Subaccounts in proportion to the amount of Account Value in each. For each month that JHVLICO is unable to deduct any charge because there is insufficient Account Value, the uncollected charges will accumulate and be deducted when and if sufficient Account Value is available.

GUARANTEE OF CERTAIN CHARGES

  The premium processing charge, state premium tax charge, the Federal DAC Tax charge, the issue charge and the charge for partial withdrawals are guaranteed not to increase over the life of the Policy. The administrative charge, the Guaranteed Minimum Death Benefit charge, the sales charge, the mortality and expense risk charge, and the insurance charge are guaranteed not to exceed the maximums set forth in the Policy.

                           DISTRIBUTION OF POLICIES

  Applications are solicited by agents who are licensed by state insurance authorities to sell JHVLICO's Policies and who are also registered representatives ("representatives") of John Hancock or other broker-dealer firms, as discussed below. John Hancock performs insurance underwriting, determines whether to accept or reject the application for a Policy and each insured's risk classification and, pursuant to a sales agreement among John Hancock, JHVLICO, and the Account, acts as the principal underwriter of the Policies. The sales agreement will remain in effect until terminated upon sixty days' written notice by any party. JHVLICO will make the appropriate refund if a Policy ultimately is not issued or is returned under the short-term cancellation provision. Officers and employees of John Hancock and JHVLICO are covered by a blanket bond by a commercial carrier in the amount of $25 million.

  John Hancock's representatives are compensated for sales of the Policies on a commission and service fee basis by John Hancock, and JHVLICO reimburses John Hancock for such compensation and for other direct and indirect expenses (including agency expense allowances, general agent, district manager and supervisor's compensation, agent's training allowances, deferred compensation and insurance benefits of agents, general agents, district managers and supervisors, agency office clerical expenses and advertising) actually incurred in connection with the marketing and sale of the Policies.

  The maximum commission payable to a John Hancock representative for selling a Policy is 65% of the target premium paid in the first Policy year, 10% of the target premium paid in Policy years 2 through 10, and 4% of the target premium paid in each year thereafter. The maximum commission payable on any premium paid in any Policy year in excess of the target premium is 4%.

  Representatives with less than four years of service with John Hancock and those compensated on salary plus bonus or level commission programs may be paid on a different basis. Representatives who meet certain productivity and persistency standards with respect to the sale of policies issued by JHVLICO and John Hancock will be eligible for additional compensation.

  John Hancock is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. John Hancock is not a member of the Securities Investor Protection Corporation because it is exempt from membership in that organization. The Policies are also sold through other registered broker-dealers that have entered into selling agreements with John Hancock and whose representatives are authorized by applicable law to sell variable life insurance policies. The commissions which will be paid by such broker-dealers to their representatives will be in accordance with their established rules. The commission rates may be more or less than those set forth above for John Hancock's representatives. In addition, their qualified registered representatives may be reimbursed by the broker-dealers under expense reimbursement allowance programs in any year for approved voucherable expenses incurred. John Hancock will compensate the broker-dealers as provided in the selling agreements, and JHVLICO will reimburse John Hancock for such amounts and for certain other direct expenses in connection with marketing the Policies through other broker-dealers.

  John Hancock serves as principal underwriter for other separate accounts registered under the 1940 Act: John Hancock Variable Annuity Accounts U, I and V, John Hancock Mutual Variable Life Insurance Account UV and John Hancock Variable Life Accounts U and V. John Hancock is also the principal investment manager and principal underwriter for John Hancock Variable Series Trust I.

                              TAX CONSIDERATIONS

  The below description of Federal income tax consequences is only a brief summary and is not intended as tax advice. For further information consult a qualified tax advisor. Federal, state and local tax laws can change from time to time and, as a result, the tax consequences to the Owner and beneficiary may be altered.

POLICY PROCEEDS

  Although the Policy contains provisions not found in fixed benefit life insurance policies, JHVLICO believes the Policy will receive the same Federal income and estate tax treatment. Section 7702 of the Internal Revenue Code ("Code") defines life insurance for Federal tax purposes. See "Death Benefits--Definition of Life Insurance". If certain standards are met at issue and over the life of the Policy, the Policy will come within that definition. JHVLICO will monitor compliance with these standards. Furthermore, JHVLICO reserves the right to make any changes in the Policy necessary to ensure the Policy is within the definition of life insurance.

  If the Policy complies with the definition of life insurance, JHVLICO believes the death benefit under the Policy will be excludable from the beneficiary's gross income under Section 101 of the Code. In addition, increases in Account Value as a result of interest or investment experience will not be subject to Federal income tax unless and until values are actually received through withdrawal, surrender or other distributions.

  A surrender, lapse or partial withdrawal may have tax consequences. For example, the Owner will be taxed on a surrender to the extent that the Account Value exceeds the premiums paid under the Policy, ignoring premiums paid for riders. But under certain circumstances within the first 15 Policy years, the Owner may be taxed on a withdrawal of Policy values even if total withdrawals do not exceed total premiums paid.

  JHVLICO also believes that, except as noted below, loans received under the Policy will be treated as indebtedness of an Owner and that no part of any loan will constitute income to the Owner. However, the amount of any loan outstanding will be taxed to the Owner if a Policy lapses.

  Distributions under Policies on which premiums greater than the "7-pay" limit (see "Premiums--7-Pay Premium Limit") have been paid will be treated as distributions from a "modified endowment," which are subject to special taxation based on Federal tax law. The Owner of such a Policy will be taxed on distributions such as loans, surrenders and partial withdrawals to the extent of any income (gain) to the Owner (income-first basis). The distributions affected will be those made on or after, and within the two year period prior to, the time the Policy becomes a modified endowment. Additionally, a 10% penalty tax may be imposed on affected income distributed before the Owner attains age 59 1/2.

  Furthermore, any time there is a "material change" in a Policy (such as the addition of certain other Policy benefits after issue, or reinstatement of a lapsed Policy), the Policy will be subject to a new "7-pay" test, with the possibility of a tax on distributions if it were subsequently to become a modified endowment. Moreover, if benefits under a Policy are reduced (such as a reduction in the Sum Insured or death benefit or the reduction or cancellation of certain rider benefits, or Policy termination) during the 7 years in which the 7-pay test is being applied, the 7-pay limit will be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the Policy will become a modified endowment.

  All modified endowments issued by the same insurer (or affiliates) to the Owner during any calendar year generally will be treated as one contract for the purpose of applying the modified endowment rules. Your tax advisor should be consulted if you have questions regarding the possible impact of the 7-pay limit on your Policy.

  Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary.

CHARGE FOR JHVLICO'S TAXES

  Except for the DAC Tax charge, JHVLICO currently makes no charge for Federal income taxes that may be attributable to this class of Policies. If JHVLICO incurs, or expects to incur, income taxes attributable to this class of Policies or any Subaccount in the future, it reserves the right to make a charge for those taxes.

  Under current laws, JHVLICO may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, charges for such taxes may be made.

CORPORATE AND H.R. 10 PLANS

  The Policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized.

             BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF JHVLICO

  The Directors and Executive Officers of JHVLICO and their principal occupations during the past five years are as follows:

   Directors--Officers               Principal Occupations
   -------------------               ---------------------
   David F. D'Alessandro  Chairman of the Board and Chief Executive
                          Officer of JHVLICO; Senior Executive Vice
                          President and Director, John Hancock Mutual
                          Life Insurance Company.
   Henry D. Shaw          Vice Chairman of the Board and President of
                          JHVLICO; Senior Vice President, John
                          Hancock Mutual Life Insurance Company.
   Thomas J. Lee          Director of JHVLICO; Vice President, John
                          Hancock Mutual Life Insurance Company.
   Michele G. Van Leer    Director of JHVLICO; Vice President, John
                          Hancock Mutual Life Insurance Company.
   Ronald J. Bocage       Director and Counsel, JHVLICO; Vice
                          President and Counsel, John Hancock Mutual
                          Life Insurance Company.
   Joseph A. Tomlinson    Director and Vice President, JHVLICO; Vice
                          President, John Hancock Mutual Life
                          Insurance Company.
   Robert R. Reitano      Director of JHVLICO; Vice President, John
                          Hancock Mutual Life Insurance Company.
   Robert S. Paster       Director and Actuary, JHVLICO; Second Vice
                          President, John Hancock Mutual Life
                          Insurance Company.
   Barbara L. Luddy       Director of JHVLICO; Second Vice President,
                          John Hancock Mutual Life Insurance Company.
   Daniel L. Ouellette    Vice President, Marketing, JHVLICO; Vice
                          President, John Hancock Mutual Life
                          Insurance Company.
   Patrick F. Smith       Controller of JHVLICO; Assistant
                          Controller, John Hancock Mutual Life
                          Insurance Company.

  The business address of all Directors and officers of JHVLICO is John Hancock Place, Boston, Massachusetts 02117.

                                    REPORTS

  At least once each Policy year a statement will be sent to the Owner setting forth the amount of the death benefit, Basic Sum Insured, Additional Sum Insured, Account Value, the portion of the Account Value in each Subaccount, Surrender Value, premiums received and charges deducted from premiums since the last report, and any outstanding Policy loan (and interest charged for the preceding Policy year) as of the last day of such year. Moreover, confirmations will be furnished to Owners of premium payments, transfers among Subaccounts, Policy loans, partial withdrawals and certain other Policy transactions.

  Owners will be sent semiannually a report containing the financial statements of the Funds, including a list of securities held in each Portfolio.

                               VOTING PRIVILEGES

  All of the assets in the variable Subaccounts of the Account are invested in shares of the corresponding Portfolios of the Funds. JHVLICO will vote the shares of each of the Portfolios of the Funds which are deemed attributable to policies at regular and special meetings of the Funds' shareholders in accordance with instructions received from owners of such policies. Shares of the Funds held in the Account which are not attributable to policies and shares for which instructions from owners are not received will be represented by JHVLICO at the meeting and will be voted for and against each matter in the same proportions as the votes based upon the instructions received from the owners of all policies funded through the Account's corresponding variable Subaccounts.

  The number of Fund shares held in each variable Subaccount deemed attributable to each Owner is determined by dividing the amount of a Policy's Account Value held in the variable Subaccount by the net asset value of one share in the corresponding Fund Portfolio in which the assets of that variable Subaccount are invested. Fractional votes will be counted. The number of shares as to which the Owner may give instructions will be determined as of the record date for the Funds' meetings.

  Owners of Policies may give instructions regarding the election of the Board of Trustees of each Fund, ratification of the selection of independent auditors, approval of Fund investment advisory agreements and other matters requiring a vote under the 1940 Act. Owners will be furnished information and forms by JHVLICO in order that voting instructions may be given.

  JHVLICO may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to change the investment objectives of the Portfolios or to approve or disapprove an investment advisory or underwriting contract for the Funds. JHVLICO also may disregard voting instructions in favor of changes initiated by an Owner or Fund's Board of Trustees in the investment policy, investment adviser or principal underwriter of the Fund, if JHVLICO (i) reasonably disapproves of such changes and (ii) in the case of a change of investment policy or investment adviser, makes a good-faith determination that the proposed change is contrary to state law or prohibited by state regulatory authorities or that the change would be inconsistent with a variable Subaccount's investment objectives or would result in the purchase of securities which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts of JHVLICO or of an affiliated life insurance company, which separate accounts have investment objectives similar to those of the variable Subaccount. In the event JHVLICO does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next semi-annual report to Owners.

                         CHANGES THAT JHVLICO CAN MAKE

  The voting privileges described in this Prospectus are afforded based on JHVLICO's understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, JHVLICO reserves the right to proceed in accordance with any such revised requirements. JHVLICO also reserves the right, subject to compliance with applicable law, including approval of Owners if so required, (1) to transfer assets determined by JHVLICO to be associated with the class of policies to which the Policies belong from the Account to another separate account or variable Subaccount by withdrawing the same percentage of each investment in the Account with appropriate adjustments to avoid odd lots and fractions, (2) to operate the Account as a "management-type investment company" under the 1940 Act, or in any other form permitted by law, the investment adviser of which would be JHVLICO, an affiliate or John Hancock, (3) to deregister the Account under the 1940 Act, (4) to substitute for the Portfolio shares held by a Subaccount any other investment permitted by law, and (5) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. JHVLICO would notify Owners of any of the foregoing changes and, to the extent legally required, obtain approval of Owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

                               STATE REGULATION

  JHVLICO is subject to regulation and supervision by the Massachusetts Commissioner of Insurance who periodically examines its affairs. It also is subject to the applicable insurance laws and regulations of all jurisdictions in which it is authorized to do business.

  JHVLICO is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for purposes of determining solvency and compliance with local insurance laws and regulations.

                                 LEGAL MATTERS

  Legal matters in connection with the Policies described in this Prospectus have been passed on by Francis C. Cleary, Jr., Counsel for JHVLICO. Messrs. Freedman, Levy, Kroll & Simonds, Washington, D.C., have advised JHVLICO on certain Federal securities law matters in connection with the Policies.

                            REGISTRATION STATEMENT

  This Prospectus omits certain information contained in the Registration Statement which has been filed with the Commission. More details may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee.

                                    EXPERTS

  The financial statements of the Account and JHVLICO included in this
Prospectus have been audited by       , independent auditors, for the periods
indicated in their reports thereon which appear elsewhere herein and have been included in reliance on their reports given on their authority as experts in accounting and auditing.

  Actuarial matters included in this Prospectus have been examined by Deborah
A. Poppel, F.S.A., an Actuary of JHVLICO.

                             FINANCIAL STATEMENTS


  [TO BE FILED BY AMENDMENT.]

                       APPENDIX--OTHER POLICY PROVISIONS

SETTLEMENT PROVISIONS

  In place of a single payment, an amount of $1,000 or more payable under the Policy as a benefit or as the Surrender Value, if any, may be left with JHVLICO under the terms of a supplementary agreement. The agreement will be issued when the proceeds are applied through the election of any one of the options below.

  The following options are subject to the restrictions and limitations stated in the Policy.

    Option 1--Interest Income at the declared rate but not less than 3 1/2% a year on proceeds held on deposit.

    Option 2A--Income of a Specified Amount, with payments each year totaling at least 1/12th of the proceeds, until the proceeds, with interest credited at the declared rate but not less than 3 1/2% a year on unpaid balances, are fully paid.

    Option 2B--Income for a Fixed Period, with each payment as declared.

    Option 3--Life Income with Payments for a Guaranteed Period.

    Option 4--Life Income without Refund at the death of the Payee of any part of the proceeds applied. Only one payment is made if the Payee dies before the second payment is due.

    Option 5--Life Income with Cash Refund at the death of the Payee of the amount, if any, equal to the proceeds applied less the sum of all income payments made.

  No election of an option may provide for income payments of less than $50.

  Other options may be arranged with JHVLICO's approval including optional methods of settlement available from John Hancock.

ADDITIONAL INSURANCE BENEFITS

  On payment of an additional premium or charge and subject to certain age and insurance underwriting requirements, certain additional provisions, such as an Accidental Death Benefit, which are subject to the restrictions and limitations set forth therein, may be included in a Policy by rider.

GENERAL PROVISIONS

  BENEFICIARY. The Beneficiary will be as shown in the application for the Policy, unless thereafter changed by the Owner in accordance with the terms of the Policy. If the insured dies and there is no surviving Beneficiary, the Owner will be the Beneficiary, but if the insured was the Owner, the Owner's estate will be the Beneficiary.

  OWNER AND ASSIGNMENT. The Owner's interest in the Policy may be assigned without the consent of any revocable Beneficiary. JHVLICO will not be on notice of any assignment unless it is in writing and until a duplicate of the original assignment has been filed at JHVLICO's Home Office. JHVLICO assumes no responsibility for the validity or sufficiency of any assignment.

  MISSTATEMENT OF AGE OR SEX. If the age or sex of the insured has been misstated, JHVLICO will adjust the benefits payable to reflect the correct age or sex.

  SUICIDE. If the insured commits suicide within 2 years (except where state law requires a shorter period) from the date of issue shown in the Policy, JHVLICO will pay in place of all other benefits an amount equal to the premium paid less any Indebtedness on the date of death and any withdrawals. If the suicide is within 2 years (except where state law requires a shorter period) from the date of any Policy change that increases the death benefit, the death benefit will be limited as set forth in the Policy.

  AGE AND POLICY ANNIVERSARIES. For purpose of the Policy, an insured's "age" is his or her age on his or her nearest birthday. Policy months and Policy years are calculated from the date of issue.

  AVIATION ACTIVITY EXCLUSION. If the insured dies in an aviation accident while a crew member on other than a commercial aircraft and the Policy provides at the request of the Owner for a limited benefit in such situation, JHVLICO will pay in place of all other benefits an amount equal to the greater of the premium paid or the Surrender Value, less any Indebtedness.

  INCONTESTABILITY. The Policy shall be incontestable other than for nonpayment of premiums after it has been in force during the lifetime of an insured for 2 years from its issue date. If, however, evidence of insurability is required with respect to any increase in death benefit, such increase shall be incontestable after the increase has been in force for 2 years from the increase date.

  DEFERRAL OF DETERMINATIONS AND PAYMENTS. Payment of any death, surrender, partial withdrawal or loan proceeds will ordinarily be made within seven days after receipt at JHVLICO's Home Office of all documents required for any such payment. Approximately two-thirds of the claims for death proceeds which are made within two years after the date of issue of the Policy will be investigated to determine whether the claim should be contested and payment of these claims will therefore be delayed.

  JHVLICO may defer any transaction requiring a determination of Account Value in any variable Subaccount for any period during which: (1) the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed or conditions are such that, under the Commission's rules and regulations, trading is restricted or an emergency is deemed to exist or (2) the Commission by order permits postponement of such actions for the protection of Owners.

  The foregoing description of Policy provisions is qualified by reference to the specimen Policy which has been filed as an exhibit to the Registration Statement.

                   APPENDIX--ILLUSTRATION OF DEATH BENEFITS,
                   SURRENDER VALUES AND ACCUMULATED PREMIUMS

  The following tables illustrate the changes in death benefit and Surrender Value of the Policy, disregarding any Policy loans. Each table separately illustrates the operation of a Policy for an identified issue age, Planned Premium schedule and Total Sum Insured and shows how the death benefit and Surrender Value may vary over an extended period of time assuming hypothetical rates of investment return (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross annual rates of 0%, 6% and 12%. The tables are based on given annual Planned Premiums paid at the beginning of each Policy year and will assist in a comparison of the death benefit and Surrender Value figures set forth in the tables with those under other variable life insurance policies which may be issued by JHVLICO or other companies. Tables are provided for Options A, B and M for the Cash Value Accumulation Test and Options A and B for the Guideline Premium and Cash Value Corridor Test. The death benefit and Surrender Value for a Policy would be different from those shown if premiums are paid in different amounts or at different times or if the actual gross rates of investment return average 0%, 6% or 12% over a period of years, but nevertheless fluctuate above or below the average for individual Policy years, or if the Policy were issued under circumstances in which no distinctions are made based on the gender of the insured.

  The amounts shown for the death benefit and Surrender Value are as of the end of each Policy year. The first five tables headed "Using Current Charges" assume that the current rates for insurance, sales, risk, and expense charges will apply in each year illustrated. The five tables headed "Using Maximum Charges" assume that the maximum (guaranteed) insurance, sales, risk, and expense charges will be made in each year illustrated. The amounts shown in all tables reflect an average asset charge for the daily investment advisory expense charges to the Portfolios of the Funds (equivalent to an effective annual rate of .63%) and an assumed average asset charge for the annual nonadvisory operating expenses of each Portfolio of the Funds (equivalent to an effective annual rate of .20%). For a description of expenses charged to the Portfolios, see the attached Prospectuses for the Funds. The charges for the daily investment management fee and the annual non-advisory operating expenses are based on the hypothetical assumption that Policy values are allocated equally among the variable Subaccounts. The actual Portfolio charges and expenses associated with any Policy will vary depending upon the actual allocation of Policy values among Subaccounts.

  The tables reflect that no charge is currently made to the Account for Federal income taxes. However, JHVLICO reserves the right to make such a charge in the future and any charge would require higher rates of investment return in order to produce the same Policy values. All of the tables do, however, reflect the imposition of a premium processing charge of 1.25% of all premiums paid, a Federal DAC Tax charge in the amount of 1.25% of all premiums paid and a state premium tax charge in the amount of 2.35% of all premiums paid.

  The tables assume that the Guaranteed Minimum Death Benefit has not been elected beyond the tenth Policy year, that no Additional Sum Insured or optional rider benefits have been elected, and that the application for the Policy has been fully underwritten.

  The second column of each table shows the amount to which the total premiums paid to the end of a Policy year would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 5% compounded annually.

  JHVLICO will furnish upon request a comparable illustration reflecting the proposed insured's age, sex, underwriting risk classification and the Total Sum Insured at issue and Planned Premium amount requested, and assuming annual Planned Premiums.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE $500,000 TOTAL SUM INSURED MALE,
         ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASSOPTION A DEATH BENEFIT CASH VALUE ACCUMULATION TEST
       NO GUARANTEED MINIMUM DEATH BENEFIT OPTION AFTER TENTH POLICY YEAR PLANNED PREMIUM: $9,060*USING CURRENT CHARGES

                                                Death Benefit                                Surrender Value
                                --------------------------------------------- ----------------------------------------------
              Planned Premiums  Assuming hypothetical gross annual return of   Assuming hypothetical gross annual return of
  End of       accumulated at   --------------------------------------------- ----------------------------------------------
Policy Year  5% annual interest       0%             6%             12%             0%             6%             12%
-----------  ------------------ -------------- -------------- --------------- -------------- -------------- ----------------
      1           $  9,513      $      500,000       $500,000        $500,000 $        4,599 $        4,909 $          5,220
      2             19,502             500,000        500,000         500,000         10,791         11,803           12,853
      3             29,990             500,000        500,000         500,000         16,775         18,887           21,162
      4             41,002             500,000        500,000         500,000         22,615         26,234           30,286
      5             52,565             500,000        500,000         500,000         28,336         33,882           40,340
      6             64,707             500,000        500,000         500,000         33,950         41,859           51,440
      7             77,455             500,000        500,000         500,000         39,520         50,243           63,761
      8             90,841             500,000        500,000         500,000         45,045         59,054           77,437
      9            104,896             500,000        500,000         500,000         50,518         68,303           92,607
     10            119,653             500,000        500,000         500,000         55,924         77,999          109,421
     11            135,149             500,000        500,000         500,000         62,330         89,285          129,234
     12            151,420             500,000        500,000         500,000         68,518        100,983          151,076
     13            168,504             500,000        500,000         500,000         74,461        113,091          175,159
     14            186,442             500,000        500,000         500,000         80,152        125,630          201,743
     15            205,277             500,000        500,000         500,000         85,591        138,626          231,127
     16            225,054             500,000        500,000         500,000         90,790        152,119          263,657
     17            245,819             500,000        500,000         547,312         95,723        166,123          299,585
     18            267,623             500,000        500,000         604,197        100,377        180,663          339,094
     19            290,518             500,000        500,000         665,096        104,736        195,768          382,525
     20            314,556             500,000        500,000         730,389        108,777        211,466          430,248
     25            454,028             500,000        500,000       1,137,576        123,356        300,319          748,849
     30            632,033             500,000        565,635       1,727,486        124,690        410,446        1,253,527
     35            859,217             500,000        689,387       2,607,041        104,453        541,248        2,046,825

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE $500,000 TOTAL SUM INSURED MALE,
         ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASSOPTION A DEATH BENEFIT CASH VALUE ACCUMULATION TEST NO GUARANTEED MINIMUM DEATH BENEFIT OPTION AFTER TENTH POLICY YEAR PLANNED PREMIUM:
         $9,060* USING MAXIMUM CHARGES

                                                Death Benefit                                 Surrender Value
                                ---------------------------------------------- ---------------------------------------------
              Planned Premiums   Assuming hypothetical gross annual return of  Assuming hypothetical gross annual return of
  End of       accumulated at   ---------------------------------------------- ---------------------------------------------
Policy Year  5% annual interest       0%             6%             12%             0%             6%             12%
-----------  ------------------ -------------- -------------- ---------------- ---------------------------- ----------------
      1           $  9,513      $      500,000 $      500,000 $        500,000 $       2,869 $        3,123 $          3,380
      2             19,502             500,000        500,000          500,000         7,323          8,118            8,947
      3             29,990             500,000        500,000          500,000        11,542         13,162           14,919
      4             41,002             500,000        500,000          500,000        15,521         18,254           21,335
      5             52,565             500,000        500,000          500,000        19,242         23,374           28,224
      6             64,707             500,000        500,000          500,000        22,695         28,516           35,631
      7             77,455             500,000        500,000          500,000        25,845         33,642           43,578
      8             90,841             500,000        500,000          500,000        28,662         38,724           52,102
      9            104,896             500,000        500,000          500,000        31,113         43,724           61,238
     10            119,653             500,000        500,000          500,000        33,154         48,599           71,023
     11            135,149             500,000        500,000          500,000        35,904         54,514           82,767
     12            151,420             500,000        500,000          500,000        38,187         60,310           95,439
     13            168,504             500,000        500,000          500,000        39,990         65,974          109,159
     14            186,442             500,000        500,000          500,000        41,286         71,478          124,050
     15            205,277             500,000        500,000          500,000        42,039         76,789          140,257
     16            225,054             500,000        500,000          500,000        42,192         81,852          157,929
     17            245,819             500,000        500,000          500,000        41,672         86,600          177,243
     18            267,623             500,000        500,000          500,000        40,389         90,945          198,397
     19            290,518             500,000        500,000          500,000        38,229         94,782          221,629
     20            314,556             500,000        500,000          500,000        35,077         98,001          247,239
     25            454,028             500,000        500,000          637,703           196        100,684          419,790
     30            632,033                  **        500,000          925,706            **         59,398          671,726
     35            859,217                  **             **        1,305,084            **             **        1,024,640

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE $500,000 TOTAL SUM INSURED MALE,
       ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASS OPTION B DEATH BENEFIT CASH VALUE ACCUMULATION TEST NO GUARANTEED MINIMUM DEATH BENEFIT OPTION AFTER TENTH POLICY YEAR PLANNED PREMIUM; $9,060* USING CURRENT CHARGES

                                                Death Benefit                                Surrender Value
                                --------------------------------------------- ---------------------------------------------
              Planned Premiums  Assuming hypothetical gross annual return of  Assuming hypothetical gross annual return of
  End of       accumulated at   --------------------------------------------- ---------------------------------------------
Policy Year  5% annual interest       0%             6%             12%             0%             6%             12%
-----------  ------------------ -------------- -------------- --------------- -------------- -------------- ---------------
      1           $  9,513            $504,592       $504,903        $505,213 $        4,592 $        4,903 $         5,213
      2             19,502             510,767        511,777         512,825         10,767         11,777          12,825
      3             29,990             516,721        518,825         521,092         16,721         18,825          21,092
      4             41,002             522,515        526,116         530,147         22,515         26,116          30,147
      5             52,565             528,176        533,686         540,101         28,176         33,686          40,101
      6             64,707             533,716        541,559         551,059         33,716         41,559          51,059
      7             77,455             539,200        549,817         563,198         39,200         49,817          63,198
      8             90,841             544,630        558,478         576,644         44,630         58,478          76,644
      9            104,896             549,996        567,549         591,527         49,996         67,549          91,527
     10            119,653             555,283        577,037         607,983         55,283         77,037         107,983
     11            135,149             561,547        588,062         627,331         61,547         88,062         127,331
     12            151,420             567,553        599,421         648,551         67,553         99,421         148,551
     13            168,504             573,266        611,090         671,800         73,266        111,090         171,800
     14            185,442             578,672        623,065         697,278         78,672        123,066         197,278
     15            205,277             583,766        635,356         725,213         83,766        135,356         225,213
     16            225,054             588,557        647,977         755,872         88,557        147,977         255,872
     17            245,819             593,007        660,905         789,503         93,007        160,905         289,503
     18            267,623             597,096        674,129         826,399         97,096        174,129         326,399
     19            290,518             600,798        687,631         866,874        100,798        187,631         366,874
     20            314,558             604,078        701,384         911,269        104,078        201,384         411,269
     25            454,028             612,889        772,785       1,206,664        112,889        272,785         706,664
     30            632,033         603,922            842,996       1,674,530    103,922            342,996       1,174,530
     35            859,217         568,228            900,326       2,439,956     68,228            400,326       1,915,544

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE $500,000 TOTAL SUM INSURED MALE,
       ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASS OPTION B DEATH BENEFIT CASH VALUE ACCUMULATION TEST NO GUARANTEED MINIMUM DEATH BENEFIT OPTION AFTER TENTH POLICY YEAR PLANNED PREMIUM: $9,060* USING MAXIMUM CHARGES

                                               Death Benefit                                Surrender Value
                                ------------------------------------------------------------------------------------------
              Planned Premiums  Assuming hypothetical gross annual return of Assuming hypothetical gross annual return of
  End of       accumulated at   ------------------------------------------------------------------------------------------
Policy Year  5% annual interest       0%             6%            12%             0%             6%             12%
-----------  ------------------ -------------- -------------- ----------------------------- -------------- ---------------
     1            $  9,513            $502,849       $503,103       $503,358 $        2,849 $        3,103 $         3,358
     2              19,502             507,261        508,049        508,872          7,261          8,049           8,872
     3              29,990             511,411        513,012        514,748         11,411         13,012          14,748
     4              41,002             515,294        517,982        521,013         15,294         17,982          21,013
     5              52,565             518,887        522,935        527,682         18,887         22,936          27,682
     6              64,707             522,181        527,853        534,781         22,181         27,853          34,781
     7              77,455             525,135        532,688        542,306         25,135         32,688          42,306
     8              90,841             527,717        537,401        550,265         27,717         37,401          50,265
     9             104,896             529,890        541,941        558,655         29,890         41,941          58,655
    10             119,653             531,607        546,247        567,468         31,607         46,247          67,468
    11             135,149             533,978        551,460        577,948         33,978         51,460          77,948
    12             151,420             535,820        556,396        588,993         35,820         56,396          88,993
    13             168,504             537,121        561,023        600,641         37,121         61,023         100,641
    14             186,442             537,853        565,289        612,915         37,853         65,289         112,915
    15             205,277             537,983        569,136        625,838         37,983         69,136         125,838
    16             225,054             537,455        572,478        639,407         37,455         72,478         139,407
    17             245,819             536,200        575,213        653,608         36,200         75,213         153,608
    18             267,623             534,133        577,214        668,406         34,133         77,214         168,406
    19             290,518             531,153        578,332        683,741         31,153         78,332         183,741
    20             314,556             527,166        578,417        699,556         27,166         78,417         199,556
    25             454,028                  **        558,168        783,957             **         58,168         283,957
    30             632,033                  **             **        864,460             **             **         364,460
    35             859,217                  **             **        897,958             **             **         397,958

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE $500,000 TOTAL SUM INSURED MALE,
         ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASSOPTION M DEATH BENEFIT CASH VALUE ACCUMULATION TEST NO GUARANTEED MINIMUM DEATH BENEFIT OPTION AFTER TENTH POLICY YEAR PLANNED PREMIUM:
         $9,060* USING CURRENT CHARGES

                                                Death Benefit                                 Surrender Value
                                ---------------------------------------------- ----------------------------------------------
              Planned Premiums   Assuming hypothetical gross annual return of   Assuming hypothetical gross annual return of
  End of       accumulated at   ---------------------------------------------- ----------------------------------------------
Policy Year  5% annual interest       0%             6%             12%              0%             6%             12%
-----------  ------------------ -------------- -------------- ---------------- -------------- -------------- ----------------
      1           $  9,513            $500,000       $500,000 $        500,000 $        4,599 $        4,909 $          5,220
      2             19,502             500,000        500,000          500,000         10,791         11,803           12,853
      3             29,990             500,000        500,000          500,000         16,775         18,887           21,162
      4             41,002             500,000        500,000          500,000         22,615         26,234           30,286
      5             52,565             500,000        500,000          500,000         28,336         33,882           40,340
      6             64,707             500,000        500,000          500,000         33,950         41,859           51,440
      7             77,455             500,000        500,000          500,000         39,520         50,243           63,761
      8             90,841             500,000        500,000          500,000         45,045         59,054           77,437
      9            104,896             500,000        500,000          500,000         50,518         68,303           92,607
     10            119,653             500,000        500,000          500,000         55,924         77,999          109,421
     11            135,149             500,000        500,000          510,812         62,330         89,285          129,231
     12            151,420             500,000        500,000          571,396         68,518        100,983          150,943
     13            168,504             500,000        500,000          633,526         74,461        113,091          174,660
     14            186,442             500,000        500,000          697,299         80,152        125,630          200,546
     15            205,277             500,000        500,000          762,873         85,591        138,626          228,789
     16            225,054             500,000        500,000          830,492         90,790        152,119          259,610
     17            245,819             500,000        510,013          900,246         95,723        166,107          293,202
     18            267,623             500,000        532,181          972,319        100,377        180,504          329,790
     19            290,518             500,000        553,214        1,046,965        104,736        195,302          369,613
     20            314,556             500,000        573,171        1,124,368        108,777        210,492          412,915
     25            454,028             500,000        658,959        1,560,318        123,356        292,104          691,661
     30            632,033         500,000            723,740        2,093,439    124,690            382,001        1,104,950
     35            859,217         500,000            775,851        2,767,534    104,453            479,542        1,710,572

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE
       $500,000 TOTAL SUM INSURED
       MALE, ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASS OPTION M DEATH BENEFIT
       CASH VALUE ACCUMULATION TEST
       NO GUARANTEED MINIMUM DEATH BENEFIT OPTION AFTER TENTH POLICY YEAR PLANNED PREMIUM: $9,060*
       USING MAXIMUM CHARGES

                                                Death Benefit                                 Surrender Value
                                ---------------------------------------------- ----------------------------------------------
              Planned Premiums   Assuming hypothetical gross annual return of   Assuming hypothetical gross annual return of
  End of       accumulated at   ---------------------------------------------- ----------------------------------------------
Policy Year  5% annual interest       0%             6%             12%              0%             6%              12%
-----------  ------------------ -------------- -------------- ---------------- -------------- --------------- ---------------
      1           $  9,513      $      500,000 $      500,000 $        500,000 $        2,869 $         3,123 $         3,380
      2             19,502             500,000        500,000          500,000          7,323           8,118           8,947
      3             29,990             500,000        500,000          500,000         11,542          13,162          14,919
      4             41,002             500,000        500,000          500,000         15,521          18,254          21,335
      5             52,565             500,000        500,000          500,000         19,242          23,374          28,224
      6             64,707             500,000        500,000          500,000         22,695          28,516          35,631
      7             77,455             500,000        500,000          500,000         25,845          33,642          43,578
      8             90,841             500,000        500,000          500,000         28,662          38,724          52,102
      9            104,896             500,000        500,000          500,000         31,113          43,724          61,238
     10            119,653             500,000        500,000          500,000         33,154          48,599          71,023
     11            135,149             500,000        500,000          500,000         35,904          54,514          82,767
     12            151,420             500,000        500,000          500,000         38,187          60,310          95,439
     13            168,504             500,000        500,000          500,000         39,990          65,974         109,159
     14            186,442             500,000        500,000          500,000         41,286          71,478         124,050
     15            205,277             500,000        500,000          500,000         42,039          76,789         140,257
     16            225,054             500,000        500,000          505,204         42,192          81,852         157,926
     17            245,819             500,000        500,000          542,765         41,672          86,600         176,773
     18            267,623             500,000        500,000          579,690         40,389          90,945         196,618
     19            290,518             500,000        500,000          615,942         38,229          94,782         217,448
     20            314,556             500,000        500,000          651,481         35,077          96,001         239,251
     25            454,028             500,000        500,000          819,382            196         100,684         363,217
     30            632,033                  **        500,000          967,938             **          59,398         510,893
     35            859,217                  **             **        1,093,716             **              **         676,010

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE $500,000 TOTAL SUM INSURED MALE,
         ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASSOPTION A DEATH BENEFIT GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TESTNO GUARANTEED MINIMUM DEATH BENEFIT OPTION AFTER TENTH POLICY YEAR PLANNED PREMIUM: $9,060*USING CURRENT CHARGES

                                                Death Benefit                                Surrender Value
                                --------------------------------------------- ----------------------------------------------
              Planned Premiums  Assuming hypothetical gross annual return of   Assuming hypothetical gross annual return of
  End of       accumulated at   --------------------------------------------- ----------------------------------------------
Policy Year  5% annual interest       0%             6%             12%             0%             6%             12%
-----------  ------------------ -------------- -------------- --------------- -------------- -------------- ----------------
      1           $  9,513      $      500,000 $      500,000 $       500,000 $        4,599 $        4,909 $          5,220
      2             19,502             500,000        500,000         500,000         10,791         11,803           12,853
      3             29,990             500,000        500,000         500,000         16,775         18,887           21,162
      4             41,002             500,000        500,000         500,000         22,615         26,234           30,286
      5             52,565             500,000        500,000         500,000         28,336         33,882           40,340
      6             64,707             500,000        500,000         500,000         33,950         41,859           51,440
      7             77,455             500,000        500,000         500,000         39,520         50,243           63,761
      8             90,841             500,000        500,000         500,000         45,045         59,054           77,437
      9            104,896             500,000        500,000         500,000         50,518         68,303           92,607
     10            119,653             500,000        500,000         500,000         55,924         77,999          109,421
     11            135,149             500,000        500,000         500,000         62,330         89,285          129,234
     12            151,420             500,000        500,000         500,000         68,518        100,983          151,076
     13            168,504             500,000        500,000         500,000         74,461        113,091          175,159
     14            186,442             500,000        500,000         500,000         80,152        125,630          201,743
     15            205,277             500,000        500,000         500,000         85,591        138,626          231,127
     16            225,054             500,000        500,000         500,000         90,790        152,119          263,657
     17            245,819             500,000        500,000         500,000         95,723        166,123          299,700
     18            267,623             500,000        500,000         500,000        100,377        180,663          339,687
     19            290,518             500,000        500,000         500,000        104,736        195,768          384,108
     20            314,556             500,000        500,000         528,831        108,777        211,466          433,468
     25            454,028             500,000        500,000         892,358    123,356            300,319          769,274
     30            632,033             500,000        500,000       1,414,405    124,690            412,559        1,321,873
     35            859,217             500,000        589,777       2,347,567    104,453        561,693            2,235,778

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE $500,000 TOTAL SUM INSUREDMALE,
       ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASSOPTION A DEATH BENEFITGUIDELINE PREMIUM AND CASH VALUE CORRIDOR TESTNO GUARANTEED MINIMUM DEATH BENEFIT OPTION AFTER TENTH POLICY
       YEARPLANNED PREMIUM: $9,060*USING MAXIMUM CHARGES

                                                Death Benefit                                 Surrender Value
                                ---------------------------------------------- ---------------------------------------------
              Planned Premiums   Assuming hypothetical gross annual return of  Assuming hypothetical gross annual return of
  End of       accumulated at   ---------------------------------------------- ---------------------------------------------
Policy Year  5% annual interest       0%             6%             12%             0%             6%             12%
-----------  ------------------ -------------- -------------- ---------------- ---------------------------- ----------------
      1           $  9,513            $500,000       $500,000 $        500,000 $       2,869 $        3,123 $          3,380
      2             19,502             500,000        500,000          500,000         7,323          8,118            8,947
      3             29,990             500,000        500,000          500,000        11,542         13,162           14,919
      4             41,002             500,000        500,000          500,000        15,521         18,254           21,335
      5             52,565             500,000        500,000          500,000        19,242         23,374           28,224
      6             64,707             500,000        500,000          500,000        22,695         28,516           35,631
      7             77,455             500,000        500,000          500,000        25,845         33,642           43,578
      8             90,841             500,000        500,000          500,000        28,662         38,724           52,102
      9            104,896             500,000        500,000          500,000        31,113         43,724           61,238
     10            119,653             500,000        500,000          500,000        33,154         48,599           71,023
     11            135,149             500,000        500,000          500,000        35,904         54,514           82,767
     12            151,420             500,000        500,000          500,000        38,187         60,310           95,439
     13            168,504             500,000        500,000          500,000        39,990         65,974          109,159
     14            186,442             500,000        500,000          500,000        41,286         71,478          124,050
     15            205,277             500,000        500,000          500,000        42,039         76,789          140,257
     16            225,054             500,000        500,000          500,000        42,192         81,852          157,929
     17            245,819             500,000        500,000          500,000        41,672         86,600          177,243
     18            267,623             500,000        500,000          500,000        40,389         90,945          198,397
     19            290,518             500,000        500,000          500,000        38,229         94,782          221,629
     20            314,556             500,000        500,000          500,000        35,077         98,001          247,239
     25            454,028             500,000        500,000          500,000           196        100,684          427,694
     30            632,033                  **        500,000          789,743            **         59,398          738,078
     35            859,217                  **             **        1,303,614            **             **        1,241,537

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE $500,000 TOTAL SUM INSURED MALE,
         ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASSOPTION B DEATH BENEFIT GUIDELINE PREMIUM AND CASH VALUE CORRIDOR TESTNO GUARANTEED MINIMUM DEATH BENEFIT OPTION AFTER TENTH POLICY YEAR PLANNED PREMIUM: $9,060*USING CURRENT CHARGES

                                                Death Benefit                                Surrender Value
                                --------------------------------------------- ----------------------------------------------
              Planned Premiums  Assuming hypothetical gross annual return of   Assuming hypothetical gross annual return of
  End of       accumulated at   --------------------------------------------- ----------------------------------------------
Policy Year  5% annual interest       0%             6%             12%             0%             6%             12%
-----------  ------------------ -------------- -------------- --------------- -------------- -------------- ----------------
      1           $  9,513      $      504,592 $      504,903 $       505,213 $        4,592 $        4,903 $          5,213
      2             19,502             510,767        511,777         512,825         10,767         11,777           12,825
      3             29,990             516,721        518,825         521,092         16,721         18,825           21,092
      4             41,002             522,515        526,116         530,147         22,515         26,116           30,147
      5             52,565             528,176        533,686         540,101         28,176         33,686           40,101
      6             64,707             533,716        541,559         551,059         33,716         41,559           51,059
      7             77,455             539,200        549,817         563,198         39,200         49,817           63,198
      8             90,841             544,630        558,478         576,644         44,630         58,478           76,644
      9            104,896             549,996        567,549         591,527         49,996         67,549           91,527
     10            119,653             555,283        577,037         607,983         55,283         77,037          107,983
     11            135,149             561,547        588,062         627,331         61,547         88,062          127,331
     12            151,420             567,553        599,421         648,551         67,553         99,421          148,551
     13            168,504             573,266        611,090         671,800         73,266        111,090          171,800
     14            186,442             578,672        623,066         697,278         78,672        123,066          197,278
     15            205,277             583,766        635,356         725,213         83,766        135,356          225,213
     16            225,054             588,557        647,977         755,872         88,557        147,977          255,872
     17            245,819             593,007        660,905         789,503         93,007        160,905          289,503
     18            267,623             597,096        674,129         826,399         97,096        174,129          326,399
     19            290,518             600,798        687,631         866,874        100,798        187,631          366,874
     20            314,556             604,078        701,384         911,269        104,078        201,384          411,269
     25            454,028             612,889        772,785       1,206,664    112,889            272,785          706,664
     30            632,033             603,922        842,996       1,674,530    103,922            342,996        1,174,530
     35            859,217             568,228        900,326       2,415,878     68,228        400,326            1,915,878

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

   PLAN: FLEXIBLE PREMIUM VARIABLE LIFE $500,000 TOTAL SUM INSUREDMALE,
       ISSUE AGE 45, FULLY UNDERWRITTEN NONSMOKER UNDERWRITING CLASSOPTION B DEATH BENEFITGUIDELINE PREMIUM AND CASH VALUE CORRIDOR TESTNO GUARANTEED MINIMUM DEATH BENEFIT OPTION AFTER TENTH POLICY
       YEARPLANNED PREMIUM: $9,060*USING MAXIMUM CHARGES

                                               Death Benefit                                Surrender Value
                                -------------------------------------------------------------------------------------------
              Planned Premiums  Assuming hypothetical gross annual return of  Assuming hypothetical gross annual return of
  End of       accumulated at   -------------------------------------------------------------------------------------------
Policy Year  5% annual interest       0%             6%            12%             0%              6%             12%
-----------  ------------------ -------------- -------------- ------------------------------ -------------- ---------------
      1           $  9,513            $502,849       $503,103 $      503,358 $         2,849 $        3,103 $         3,358
      2             19,502             507,261        508,872        508,872           7,261          8,049           8,872
      3             29,990             511,411        513,012        514,748          11,411         13,012          14,478
      4             41,002             515,294        517,982        521,013          15,294         17,982          21,013
      5             52,565             518,887        522,935        527,682          18,887         22,935          27,682
      6             64,707             522,181        527,853        534,781          22,181         27,853          34,781
      7             77,455             525,135        532,688        542,306          25,135         32,688          42,306
      8             90,841             527,717        537,401        550,265          27,717         37,401          50,265
      9            104,896             529,890        541,941        558,655          29,890         41,941          58,655
     10            119,653             531,607        546,247        567,468          31,607         46,247          67,468
     11            135,149             533,978        551,460        577,948          33,978         51,460          77,948
     12            151,420             535,820        556,396        588,993          35,820         56,396          88,993
     13            168,504             537,121        561,023        600,641          37,121         61,023         100,641
     14            186,442             537,853        565,289        612,915          37,853         65,289         112,915
     15            205,277             537,983        569,136        625,838          37,983         69,136         125,838
     16            225,054             537,455        572,478        639,407          37,455         72,478         139,407
     17            245,819             536,200        575,213        653,608          36,200         75,213         153,608
     18            267,623             534,153        577,214        668,406          34,133         77,214         168,406
     19            290,518             531,133        578,332        683,741          31,153         78,332         183,741
     20            314,556             527,166        578,417        699,556          27,166         78,417         199,556
     25            454,028                  **        558,168        783,957              **         58,168         283,957
     30            632,033                  **             **        864,460              **             **         364,460
     35            859,217                  **             **        897,958              **             **         397,958

--------
 * The illustrations assume that Planned Premiums equal to the Target Premium are paid at the start of each Policy year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if Policy loans are taken, or if Additional Sum Insured, Guaranteed Minimum Death Benefit after the tenth Policy year, or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RETURNS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE DEATH BENEFIT AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS RATES OF INVESTMENT RETURN AVERAGE 0%, 6%, OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATE ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                      LOGO


        POLICIES ISSUED BY JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY
                JOHN HANCOCK PLACE, BOSTON, MASSACHUSETTS 02117

                                    PART II

                          UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                     UNDERTAKING REGARDING INDEMNIFICATION

      Pursuant to Section X of JHVLICO's Bylaws and Section 67 of the Massachusetts Business Corporation Law, JHVLICO indemnifies each director, former director, officer, and former officer, and his heirs and legal representatives from liability incurred or imposed in connection with any legal action in which he may be involved by reason of any alleged act or omission as an officer or a director of JHVLICO.

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement comprises the following Papers and Documents:

      The facing sheet.

      Cross-Reference Table.

      The prospectus consisting of 63 pages.

      The undertaking regarding indemnification.

      The undertaking to file reports.

      The signatures.

    The following exhibits:

1.A. (1)      JHVLICO Board Resolution establishing the separate account.

     (2)      Not Applicable.

     (3)      (a)  Distribution Agreement and Amendment.

              (b) Specimen Variable Contracts Selling Agreement between John Hancock Mutual Life Insurance Company and selling broker-dealers.

              (c) Schedule of sales commissions included in the text under the heading "Distribution of Policies" in the prospectus.

     (4)      Not Applicable.

     (5) Form of flexible premium variable life insurance policy. (To be added by amendment.)

     (6)      (a) JHVLICO Certificate of Incorporation.

              (b) JHVLICO By-laws.


     (7)  Not Applicable.

     (8)  Not Applicable.

     (9)  Not Applicable.

     (10) Forms of individual and master applications for Policy.

     (18) Representation of Reasonableness. (To be added by amendment.)

2.   Included as exhibit 1.A(5) above.

3. Opinion and consent of counsel as to securities being registered. (To be filed by amendment.)

4.   Not Applicable

5.   Not Applicable

6.   Opinion and consent of actuary.  (To be added by amendment.)

7.   Consent of independent auditors.  (To be added by amendment.)

8. Memorandum describing JHVLICO's issuance, transfer and redemption procedures for the flexible premium policy pursuant to Rule
     6e-3(T)(b)(12)(iii). (To be added by amendment.)

9. Powers of attorney for Tomlinson, D'Alessandro, Shaw, Luddy, Lee, Reitano, Van Leer and Paster.

10.  Not Applicable.

18.  Representation of Reasonableness. (To be added by amendment.)

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the John Hancock Variable Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, and its seal to be hereunto fixed and attested, all in the City of Boston and Commonwealth of Massachusetts on the 28th day of October, 1996.

                                                  JOHN HANCOCK VARIABLE LIFE
                                                  INSURANCE COMPANY

(SEAL)
                                                     /s/ Henry D. Shaw
                                   By             ____________________________
                                                       Henry D. Shaw
                                                        President


            /s/ Sandra M. DaDalt
Attest:  _______________________________
             Sandra M. DaDalt
             Assistant Secretary

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with John Hancock Variable Life Insurance Company and on the dates indicated.

      Signature          Title                              Date
      ---------          -----                              ----

/s/ Barbara L. Luddy
______________________
Barbara L. Luddy         Director(Acting Principal
                         Accounting Officer)                October 28, 1996

/s/ Patrick F. Smith
______________________   Controller (Principal
Patrick F. Smith         Accounting Officer)                October 28, 1996

/s/ Ronald J. Bocage
______________________   Director                           Ocbober 28, 1996
Ronald J. Bocage

/s/ Henry D. Shaw
______________________   Vice Chairman of the Board
Henry D. Shaw            and President(Acting Principal
for himself and as       Executive Officer)                 October 28, 1996
Attorney-In-Fact

FOR:  David D. D'Alessandro     Chairman of the Board
      Robert R. Reitano         Director
      Thomas J. Lee             Director
      Michele G. Van Leer       Director
      Barbara L. Luddy          Director

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, John Hancock Variable Life Account S, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto fixed and attested, all in the City of Boston and Commonwealth of Massachusetts on the 28th day of October, 1996.


                     JOHN HANCOCK VARIABLE LIFE ACCOUNT S
                                 (Registrant)

                 By John Hancock Mutual Life Insurance Company
                                  (Depositor)

(SEAL)

                                                  /s/ Henry D. Shaw
                                        By ______________________________
                                                   Henry D. Shaw
                                                     President

             /s/ Sandra M. DaDalt
Attest: _______________________________
               Sandra M. DaDalt
             Assistant Secretary